恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

Stock Code 股份代號：97

082-03964

中期報告 INTERIM REPORT 06 07

dw 4/6

HENDERSON INVESTMENT LIMITED

Interim Results and Dividend

The Board of Directors announces that for the six months ended 31 December 2006, the unaudited consolidated net profit of the Group attributable to equity shareholders amounted to HK$1,951.5 million, representing an increase of HK$149.5 million or 8.3% over that for the same period of the previous year. Earnings per share were HK$0.64.

The underlying profit for the period under review, excluding the revaluation surplus of investment properties (net of deferred tax), was HK$1,510.3 million, or an increase of HK$566.6 million or 60.0% over HK$943.7 million for the same period of the previous year. Based on the underlying profit, the earnings per share were HK$0.50.

The Board has resolved to pay an interim dividend of HK$0.13 per share to shareholders whose names appear on the Register of Members of the Company on 25 April 2007.

Closing of Register of Members

The Register of Members of the Company will be closed from Monday, 23 April 2007 to Wednesday, 25 April 2007, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Friday, 20 April 2007. Warrants for the interim dividend will be sent to shareholders on Thursday, 26 April 2007.

Management Discussion and Analysis

BUSINESS REVIEW

Property Investment

The Group's investment property portfolio, comprising office towers, shopping malls, luxury residential accommodation and industrial buildings, amounted to approximately 2.1 million square feet in total attributable gross floor area. For its core investment properties, the leasing rate remained high at 94%. To maintain its position in Tuen Mun, Trend Plaza will add 20,000 square feet of prime retail space by converting the Tuen Mun Theatre; the conversion work is due to complete by early 2008.

Hotel

Visitor arrivals to Hong Kong, drawn by the opening of new tourist attractions such as Ngong Ping 360 and the hosting of ITU Telecom World in December 2006, continued to rise steadily in the second half of 2006. Despite keener competition as a result of increase in hotel-room supply in Hong Kong, Newton Hotel Hong Kong and Newton Hotel Kowloon reported a growth of 10.2% in turnover for the period under review, with 8% growth in average room rate and higher occupancy at 86%.

Infrastructural Projects

China Investment Group Limited, a 64%-owned subsidiary engaged in the toll-bridge and toll-road joint venture operations in Mainland China, reported lower profit for the period under review as the repair work on Hangzhou Qianjiang Third Bridge which had commenced since October 2005 was still ongoing by the period end.

Associated Companies

The Hong Kong and China Gas Company Limited reported a consolidated net profit after taxation of HK$5,862.6 million for the year ended 31 December 2006, which comprised HK$3,224.4 million arising from its gas business and property rental income (an increase of HK$162.6 million as compared with 2005) and HK$2,638.2 million from the sale of properties and a revaluation surplus from an investment property.

During the year under review, Hong Kong and China Gas signed agreements to establish piped city-gas companies in Xi'an, Shaanxi province; Yuhang, Hangzhou, Zhejiang province; Tongling, Anhui province; Jintan, Jiangsu province and Yingkou, Liaoning province. On 4 December 2006, Hong Kong and China Gas, Panva Gas Holdings Limited ("Panva Gas") and its largest shareholder, Enerchina Holdings Limited ("Enerchina"), jointly announced that Panva Gas would acquire Hong Kong and China Gas's interest in the shares and shareholder loans in ten mainland piped city-gas companies and that in return, Panva Gas would issue approximately 773 million new shares to Hong Kong and China Gas. With the completion of this transaction on 1 March 2007, Hong Kong and China Gas has become the largest shareholder of Panva Gas holding about 43.97% of its issued shares. On a combined basis, Hong Kong and China Gas and Panva Gas have 60 piped city-gas projects on the Mainland. Panva Gas also has liquefied petroleum gas businesses in 15 Mainland cities.

Hong Kong and China Gas successfully entered the energy upstream arena in 2006 by acquiring its first coalbed gas joint venture project in Shanxi province and concluding a joint venture agreement to invest in a natural gas liquefaction project in Yan'an, Shaanxi province. The upstream projects will provide an additional gas source for the downstream project of piped city-gas projects. Inclusive of Panva Gas, Hong Kong and China Gas currently has a total of 70 projects spread across 13 provinces and an area of Beijing, encompassing upstream, midstream and downstream natural gas sectors as well as the water supply and wastewater treatment sector.

In Hong Kong, total volume of gas sales remained stable and the number of customers as at the end of 2006 was 1,622,648, an increase of 25,375 over 2005. To receive natural gas from the Guangdong Liquefied Natural Gas (LNG) Terminal, Hong Kong and China Gas has laid twin 34 km, 450 mm-diameter submarine pipelines from Chengtoujiao in Shenzhen to Tai Po gas production plant in Hong Kong and constructed control and metering stations at Chengtoujiao and Tai Po. With the commissioning of both pipeline and stations, as well as natural gas receiving station in Tai Po, natural gas and naphtha have been used as dual feedstock mix for producing town gas since October 2006, bringing savings on gas bills to customers through the existing fuel cost adjustment mechanism. ECO Energy Company Limited, its wholly-owned subsidiary company, will soon conclude operational tests as the installation work of a landfill gas treatment facility at the North East New Territories landfill site was completed. Construction work of a 19 km pipeline to Tai Po gas production plant has also been completed and it expects to start using the treated landfill gas to partially replace naphtha as a fuel for town gas production by mid-2007.

On the property development front, encouraging response was received in August 2006 for its pre-sale of Grand Waterfront at Ma Tau Kok south plant site. Together with the sale of the remaining residential units at Grand Promenade and King's Park Hill, a total profit of about HK$1,779.4 million was made from property sales for the year under review. The commercial area of approximately 150,000 square feet at the podium of Grand Waterfront was completed during the year, becoming another major investment property to Hong Kong and China Gas in addition to the International Finance Centre Complex.

It is anticipated that with the introduction of natural gas, the price competitiveness of town gas will be enhanced in the local energy market, while its Mainland business will also further prosper given that the total number of piped city-gas projects has increased since the acquisition of Panva Gas as its associated company in early March 2007.

Hong Kong Ferry (Holdings) Company Limited reported a consolidated net profit after taxation of HK$121.7 million for the year ended 31 December 2006, representing a decrease of 50% from the consolidated profit after taxation of HK$243.2 million in 2005. The decrease in profit was mainly due to the provision of HK$100 million for a claim arising from the Central Ferry Piers litigation.

During the year, this group recorded an operating profit of HK$136 million from the sale of approximately 220 residential units of Metro Harbour View, with a value of approximately HK$265 million. Residential units of MetroRegalia at Tong Mi Road was also offered for sale in December 2006, with a profit of HK$18 million recorded. On the property investment front, rental income from Metro Harbour Plaza amounted to HK$24.3 million for the year and its leasing rate as at the end of the year was approximately 98% after taking into account the committed tenancies. Also, 50% of the shops at MetroRegalia were leased out.

Construction progressed well for the residential-cum-commercial property development site at 222 Tai Kok Tsui Road, which will provide a total gross floor area of approximately 320,000 square feet upon completion by late 2008. No.6 Cho Yuen Street, Yau Tong, which has gross floor area of approximately 140,000 square feet for residential use and 25,000 square feet for non-residential use respectively, also showed good progress and should be completed by early 2009.

Due to severe competition, coupled with the increase in fuel oil price, the Ferry, Shipyard and Related operations recorded a loss of HK$7.2 million. During the year, the fee arising from the litigation in respect of the proposed development of the Central Ferry Piers amounted to HK$27.5 million. After accounting for increased costs, the Travel and Hotel Operations recorded an operating loss of HK$2.3 million this year despite a slight increase in turnover.

It is anticipated that selling of residential units will be the major source of income for Hong Kong Ferry in the coming year and the rental income will also register stable growth.

Miramar Hotel and Investment Company, Limited recorded HK$389.5 million in unaudited profit attributable to shareholders for the six months ended 30 September 2006, representing an increase of 19% as compared to the same period of the previous year. Hotel Miramar recorded a 20% increment in the average room rate over the same period of the previous year while maintaining an average occupancy rate of 90%. The hotel's food and beverage operations and the hotel management business have also performed satisfactorily. Miramar Shopping Centre and Hotel Miramar Shopping Arcade upgraded market positioning and image by changing tenant mix since previous year. Average rental rate for renewals and new leases concluded during the period went up by approximately 35% compared with expired leases; and average occupancy stayed at about 90% for Miramar Shopping Centre. Its office tower, similarly, showed a remarkable rental growth of over 80% with an average occupancy rate close to 90%. To gain direct access to MTR station and to draw more pedestrian flow, Miramar, together with the developer of Tung Ying Building site, entered into an agreement with the MTR Corporation to jointly build a pedestrian tunnel connecting the Tsim Sha Tsui MTR station to Miramar Shopping Centre, Hotel Miramar and their adjacent building. Due to a general slowdown in the US property market, the Group's land-sale project at Placer County, California, U.S. recorded no transaction during the period. The overall food and beverage operation, including the premier restaurant duo of Cuisine Cuisine and Lumiere, registered steady profit growth. Travel business, with more customers attracted by its new package tours and itineraries and growing business for its commercial travel department, also made significant progress. It was also appointed as the Hong Kong General Agent for OCEANIA, a leading cruise company in Europe.

PROSPECTS

China's economic growth remains buoyant and Hong Kong, whose status as one of the world's financial, trade and shipping centres has been unequivocally confirmed in China's 11th Five-Year Plan (2006-2010), is in an even better position to seize the enormous opportunities ahead.

More overseas and Mainland companies are now expected to be drawn into Hong Kong, boosting the demand for office space. Continuous growth in the overall economy will in turn lend support to consumer confidence, spurring retail sales growth. All these will underpin the Group's rental income. The Group's hotel business will also benefit from the increased volume of business travels in this region and the uptrend in tourist arrivals from Mainland China given the flourishing Mainland economy.

With improving affordability, the number of privately-owned vehicles in Mainland China is expected to rise further, benefiting the Group's infrastructure segment through the increase in traffic volume for its toll-roads and toll-bridge.

Rental income and the Group's listed associates continue to be sources of stable recurrent income to the Group. In the absence of unforeseen circumstances, it is anticipated that the Group will show satisfactory performance in the current financial year.

Condensed Interim Financial Statements

Consolidated Income Statement – unaudited

	Note	For the six months ended 31 December 2006 HK$ million	2005 HK$ million
Turnover	3	507.0	611.3
Direct operating costs		(262.0)	(250.1)
Gross profit		245.0	361.2
Other income		122.3	60.2
Impairment loss on goodwill arising from acquisition of additional interests in subsidiaries	4	–	(161.8)
Profit for the period of disposal group	17	5.8	–
Selling and distribution costs		(12.0)	(28.9)
Administrative expenses		(46.2)	(87.0)
Profit from operations before fair value gain of investment properties		314.9	143.7
Fair value gain of investment properties	11	219.3	674.6
Profit from operations after fair value gain of investment properties		534.2	818.3
Finance costs	5	(2.1)	(6.1)
Share of results of associates		1,516.4	1,094.6
Profit before taxation		2,048.5	1,906.8
Taxation	6	(66.6)	(97.8)
Profit for the period	7	1,981.9	1,809.0
Attributable to:			
Equity holders of the Company		1,951.5	1,802.0
Minority interests		30.4	7.0
Profit for the period		1,981.9	1,809.0
Dividends	9	457.1	422.6
Earnings per share	10(a)	HK$0.64	HK$0.64
Adjusted earnings per share	10(b)	HK$0.50	HK$0.33

Condensed Interim Financial Statements

Consolidated Balance Sheet

	Note	At 31 December 2006 (unaudited) HK$ million	At 30 June 2006 (audited) HK$ million
Non-current assets			
Investment properties	11	**6,369.8**	6,058.0
Property, plant and equipment	11	**658.1**	637.7
Prepaid lease payments		**62.6**	63.3
Toll highway operation rights		**177.8**	171.1
Interests in associates		**17,441.0**	16,243.0
Other assets	12	**480.4**	412.7
Deferred tax assets		**3.2**	3.2
		25,192.9	23,589.0
Current assets			
Inventories		**239.7**	309.5
Debtors, deposits and prepayments	12(b)	**340.9**	280.4
Amounts due from affiliates	13	**182.3**	142.4
Pledged bank deposits		**20.2**	20.2
Bank balances and cash		**5,023.6**	5,156.8
		5,806.7	5,909.3
Assets classified as held for sale	17	**404.9**	378.6
		6,211.6	6,287.9
Current liabilities			
Creditors and accrued expenses	14	**249.4**	281.0
Amounts due to affiliates	15	**65.8**	65.9
Taxation		**50.5**	81.6
Borrowings		**72.1**	57.5
Bank overdraft		**2.4**	30.3
		440.2	516.3
Liabilities associated with assets classified as held for sale	17	**254.8**	240.3
		695.0	756.6
Net current assets		**5,516.6**	5,531.3
		30,709.5	29,120.3

Condensed Interim Financial Statements

Consolidated Balance Sheet (cont'd)

	Note	At 31 December 2006 (unaudited) HK$ million	At 30 June 2006 (audited) HK$ million
CAPITAL AND RESERVES			
Share capital	16	**609.5**	609.5
Reserves		**28,645.4**	27,043.1
Equity attributable to equity holders of the Company		**29,254.9**	27,652.6
Minority interests		**673.0**	627.5
TOTAL EQUITY		**29,927.9**	28,280.1
Non-current liabilities			
Borrowings		**6.0**	26.1
Deferred tax liabilities		**728.1**	693.9
Amount due to a fellow subsidiary		**47.5**	120.2
		781.6	840.2
		30,709.5	29,120.3

Condensed Interim Financial Statements

Consolidated Statement of Changes in Equity – unaudited

	Attributable to equity holders of the Company										
	Share capital HK$ million	Property revaluation reserve HK$ million	Capital reserve HK$ million	Investment revaluation reserve HK$ million	Exchange reserve HK$ million	Share premium account HK$ million	Dividend reserve HK$ million	Retained profits HK$ million	Total HK$ million	Minority interests HK$ million	Total HK$ million
At 1 July 2005	563.5	–	12.9	–	–	6,158.6	422.6	14,477.8	21,635.4	744.8	22,380.2
Gain on available-for-sale investments recognised directly in equity	–	–	–	9.8	–	–	–	–	9.8	–	9.8
Profit for the period	–	–	–	–	–	–	–	1,802.0	1,802.0	7.0	1,809.0
Total recognised income for the period	–	–	–	9.8	–	–	–	1,802.0	1,811.8	7.0	1,818.8
Acquisition of additional interests in subsidiaries	–	–	–	–	–	–	–	–	–	(90.7)	(90.7)
Final dividend paid	–	–	–	–	–	–	(422.6)	–	(422.6)	–	(422.6)
Interim dividend proposed	–	–	–	–	–	–	366.3	(366.3)	–	–	–
Dividend paid to minority shareholders	–	–	–	–	–	–	–	–	–	(7.8)	(7.8)
At 31 December 2005	563.5	–	12.9	9.8	–	6,158.6	366.3	15,913.5	23,024.6	653.3	23,677.9
Gain on available-for-sale investments	–	–	–	43.9	–	–	–	–	43.9	–	43.9
Revaluation increase, net of deferred tax	–	12.0	–	–	–	–	–	–	12.0	3.2	15.2
Total income recognised directly in equity	–	12.0	–	43.9	–	–	–	–	55.9	3.2	59.1
Profit for the period	–	–	–	–	–	–	–	1,865.2	1,865.2	20.9	1,886.1
Total recognised income for the period	–	12.0	–	43.9	–	–	–	1,865.2	1,921.1	24.1	1,945.2
Shares issued	46.0	–	–	–	–	3,070.5	–	–	3,116.5	–	3,116.5
Transaction costs attributable to issue of shares	–	–	–	–	–	(13.4)	–	–	(13.4)	–	(13.4)
Interim dividend paid	–	–	–	–	–	–	(366.3)	(29.9)	(396.2)	–	(396.2)
Dividend paid to minority shareholders	–	–	–	–	–	–	–	–	–	(49.9)	(49.9)
Final dividend proposed	–	–	–	–	–	–	457.1	(457.1)	–	–	–
At 30 June 2006	609.5	12.0	12.9	53.7	–	9,215.7	457.1	17,291.7	27,652.6	627.5	28,280.1
At 1 July 2006	609.5	12.0	12.9	53.7	–	9,215.7	457.1	17,291.7	27,652.6	627.5	28,280.1
Gain on available-for-sale investments	–	–	–	68.7	–	–	–	–	68.7	–	68.7
Exchange difference arising on translation of foreign operations	–	–	–	–	39.2	–	–	–	39.2	30.6	69.8
Total income recognised directly in equity	–	–	–	68.7	39.2	–	–	–	107.9	30.6	138.5
Profit for the period	–	–	–	–	–	–	–	1,951.5	1,951.5	30.4	1,981.9
Total recognised income for the period	–	–	–	68.7	39.2	–	–	1,951.5	2,059.4	61.0	2,120.4
Final dividend paid	–	–	–	–	–	–	(457.1)	–	(457.1)	–	(457.1)
Interim dividend proposed	–	–	–	–	–	–	396.1	(396.1)	–	–	–
Dividend paid to minority shareholders	–	–	–	–	–	–	–	–	–	(15.5)	(15.5)
At 31 December 2006	609.5	12.0	12.9	122.4	39.2	9,215.7	396.1	18,847.1	29,254.9	673.0	29,927.9

Condensed Interim Financial Statements

Condensed Consolidated Cash Flow Statement – unaudited

	For the six months ended 31 December 2006 HK$ million	2005 HK$ million
Net cash from operating activities	**134.9**	210.2
Net cash from investing activities		
Dividends received	**335.6**	325.9
Interest received	**113.3**	54.6
Payment to acquire additional interests in subsidiaries	**–**	(252.5)
Purchase of investment properties, and property, plant and equipment	**(120.9)**	(18.4)
Other investing cash flows	**(16.7)**	(1.1)
	311.3	108.5
Net cash used in financing activities		
Dividends paid to shareholders	**(456.6)**	(422.4)
Repayment to a fellow subsidiary	**(72.7)**	(215.0)
Other financing cash flows	**(28.6)**	(16.1)
	(557.9)	(653.5)
Net decrease in cash and cash equivalents	**(111.7)**	(334.8)
Cash and cash equivalents at beginning of the period	**5,127.0**	2,746.2
Effect of foreign exchange rate changes	**7.2**	–
Cash and cash equivalents at end of the period	**5,022.5**	2,411.4
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	**5,023.6**	2,450.9
Bank balances and cash attributable to a disposal group	**1.3**	–
Bank overdraft	**(2.4)**	(39.5)
	5,022.5	2,411.4

Notes to the Condensed Consolidated Financial Statements – unaudited

1. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

2. Principal accounting policies

The condensed consolidated financial statements have been prepared under the historical cost basis except for certain properties and financial instruments, which are measured at fair values or revalued amounts.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30 June 2006 except as described below.

In the current period, the Group has applied, for the first time, a number of new or revised standards, amendments and interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for accounting periods either beginning on or after 1 December 2005, 1 January 2006, 1 March 2006, 1 May 2006 or 1 June 2006. The adoption of the new HKFRSs has had no material effect on how the results for the current or prior accounting years are prepared and presented. Accordingly, no prior year adjustment is required.

At the date of authorisation of this financial report, the Group has not early applied the following new standard, amendment and interpretation that have been issued but are not yet effective. The Group anticipate that the application of new standard, amendment and interpretation will have no material impact on the financial report of the Group.

HKAS 1 (Amendment)	Capital disclosures[1]
HKFRS 7	Financial Instruments: Disclosures[1]
HK(IFRIC) – Int 10	Interim financial reporting and impairment[2]
HK(IFRIC) – Int 11	HKFRS 2: Group and treasury share transactions[3]

1 Effective for annual periods beginning on or after 1 January 2007
2 Effective for annual periods beginning on or after 1 November 2006
3 Effective for annual periods beginning on or after 1 March 2007

Notes to the Condensed Consolidated Financial Statements – unaudited

3. Segment information

Business segments:

The business upon which the Group reports its primary segment information is as follows:

Property leasing	:	property rental
Hotel operation	:	hotel operations and management
Infrastructure	:	infrastructure project investment
Security guard	:	provision of security guard services
Others	:	investment holding, sale of properties, provision of cleaning services, department store operations and management, retail business and provision of information technology services

Segment information about these businesses is presented below:

For the six months ended 31 December 2006

	Property leasing HK$'million	Hotel operation HK$'million	Infra-structure HK$'million	Security guard service HK$'million	Others HK$'million	Eliminations HK$'million	Consolidated HK$'million
Income and Results							
Turnover	192.7	51.8	72.9	36.1	153.5	–	507.0
Other income	0.4	0.1	0.4	–	5.6	–	6.5
External income	193.1	51.9	73.3	36.1	159.1	–	513.5
Inter-segment income	0.1	–	–	–	2.2	(2.3)	–
Total income	193.2	51.9	73.3	36.1	161.3	(2.3)	513.5
Inter-segment sales were charged at prices determined by management with reference to market prices.							
Segment results	134.2	20.9	43.2	2.3	3.7	–	204.3
Interest income							114.8
Dividend income from listed investments							1.0
Profit for the period of disposal group	–	–	5.8	–	–	–	5.8
Fair value gain of investment properties	219.3	–	–	–	–	–	219.3
Unallocated corporate expenses							(11.0)
Finance costs							(2.1)
Share of results of associates							1,516.4
Profit before taxation							2,048.5
Taxation							(66.6)
Profit for the period							1,981.9

Notes to the Condensed Consolidated Financial Statements – unaudited

3. Segment information (cont'd)

Business segments: (cont'd)

For the six months ended 31 December 2005

	Property leasing HK$'million	Hotel operation HK$'million	Infra-structure HK$'million	Security guard service HK$'million	Others HK$'million	Eliminations HK$'million	Consolidated HK$'million
Income and Results							
Turnover	311.2	47.0	92.4	34.4	126.3	–	611.3
Other income	2.0	–	0.6	–	2.2	–	4.8
External income	313.2	47.0	93.0	34.4	128.5	–	616.1
Inter-segment income	21.3	–	–	0.1	3.0	(24.4)	–
Total income	334.5	47.0	93.0	34.5	131.5	(24.4)	616.1

Inter-segment sales were charged at prices determined by management with reference to market prices.

	Property leasing HK$'million	Hotel operation HK$'million	Infra-structure HK$'million	Security guard service HK$'million	Others HK$'million	Eliminations HK$'million	Consolidated HK$'million
Segment results	184.5	17.5	51.7	2.3	(155.2)	–	100.8
Interest income							54.4
Dividend income from listed investments							1.0
Fair value gain of investment properties	674.6	–	–	–	–	–	674.6
Unallocated corporate expenses							(12.5)
Finance costs							(6.1)
Share of results of associates							1,094.6
Profit before taxation							1,906.8
Taxation							(97.8)
Profit for the period							1,809.0

3. Segment information (cont'd)

Geographical segments:

The Group's sale of properties, property leasing, hotel operations, department store operations, investment holding, cleaning services, security guard services and information technology services are carried out in Hong Kong. Infrastructure is carried out in other regions of the People's Republic of China ("PRC").

The following table provides an analysis of the Group's revenue by geographical market, irrespective of the origin of the goods/services:

	For the six months ended 31 December 2006		
	Hong Kong	**PRC**	**Consolidated**
	HK$ million	HK$ million	HK$ million
Turnover	**434.1**	**72.9**	**507.0**
Other income	**6.1**	**0.4**	**6.5**
External income	**440.2**	**73.3**	**513.5**

	For the six months ended 31 December 2005		
	Hong Kong	PRC	Consolidated
	HK$ million	HK$ million	HK$ million
Turnover	518.9	92.4	611.3
Other income	4.2	0.6	4.8
External income	523.1	93.0	616.1

4. Impairment loss on goodwill arising from acquisition of additional interests in subsidiaries

During the six months ended 31 December 2005, after assessing the prospects of the various business segments of Henderson Cyber Limited ("Henderson Cyber"), a subsidiary of the Company, Henderson Land Development Company Limited, the immediate holding company of the Company, The Hong Kong and China Gas Company Limited ("Hong Kong China Gas"), an associate of the Company, Henderson Cyber and the Company jointly announced in August 2005 the privatisation of Henderson Cyber by Hong Kong China Gas and the Company, involving the cancellation and extinguishments of the relevant shares of Henderson Cyber at a price of HK$0.42 in cash per share. The privatisation became effective on 8 December 2005. In view of the cash flow forecast and the expected synergies of the privatisation of Henderson Cyber, the directors considered that the goodwill arising on the extinguishment of the relevant shares of Henderson Cyber by acquisition of additional interest in Henderson Cyber by the Company amounting to HK$161.8 million was proved to be impaired.

Notes to the Condensed Consolidated Financial Statements – unaudited

5. Finance costs

	For the six months ended 31 December	
	2006	2005
	HK$ million	HK$ million
Interest on:		
Bank loans and overdrafts wholly repayable within five years	**1.0**	5.8
Other borrowings wholly repayable within five years	**1.1**	0.3
	2.1	6.1

6. Taxation

	For the six months ended 31 December	
	2006	2005
	HK$ million	HK$ million
The charge comprises:		
Current tax		
Hong Kong	**23.3**	30.7
Other regions in the PRC	**7.6**	8.6
	30.9	39.3
Under(over)provision in prior years – Hong Kong	**1.5**	(17.5)
Deferred tax		
Current period	**34.2**	88.8
Overprovision in prior years	**–**	(12.8)
	34.2	76.0
	66.6	97.8

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for both periods.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions. Certain subsidiaries of the Group operating in the PRC are eligible for certain tax holidays and concessions and are exempted from PRC income taxes for both periods.

Notes to the Condensed Consolidated Financial Statements – unaudited

7. Profit for the period

	For the six months ended 31 December 2006 HK$ million	2005 HK$ million
Profit for the period has been arrived at after charging:		
Amortisation of toll highway operation rights (included in administrative expenses)	**5.1**	17.3
Depreciation	**17.3**	26.5
	22.4	43.8
Cost of inventories recognised as an expense	**31.0**	64.4
Cost of properties recognised as an expense	**18.3**	2.4
Release of prepaid lease payments	**0.7**	0.8
Staff costs	**65.6**	100.3
Share of taxation attributable to associates (included in share of results of associates)	**269.6**	142.2
Written off of property, plant and equipment	**17.4**	–

8. Gain on disposal of a subsidiary

During the six months ended 31 December 2006, the Group disposed of its entire interest in a subsidiary to Sunlight Real Estate Investment Trust for a cash consideration of HK$38.8 million, resulting in a gain on disposal of HK$4.7 million which is included in other income.

9. Dividends

	For the six months ended 31 December 2006 HK$ million	2005 HK$ million
Final dividend paid in respect of 2006 of HK15 cents (2005: HK15 cents) per share	**457.1**	422.6

The interim dividend of HK13 cents for the six months period ended 31 December 2006 per share has been proposed by the directors.

Notes to the Condensed Consolidated Financial Statements – unaudited

10. Earnings per share

(a) Reported earnings per share:

The calculation of earnings per share attributable to the equity holders of the Company is based on the profit for the period of HK$1,951.5 million (For the six months ended 31 December 2005: HK$1,802.0 million) and on 3,047,327,395 (At 31 December 2005: 2,817,327,395) weighted average number of ordinary shares in issue during the period. Diluted earnings per share is not shown as there were no dilutive potential shares in existence during the six months ended 31 December 2006 and 31 December 2005.

(b) Adjusted earnings per share:

The calculation of adjusted earnings per share excluding fair value gain of investment properties net of deferred tax is based on the profit attributable to equity holders of the Company as follows:

	For the six months ended 31 December	
	2006	2005
	HK$ million	HK$ million
Profit attributable to equity holders of the Company	**1,951.5**	1,802.0
Effect of fair value gain of investment properties	**(219.3)**	(674.6)
Effect of deferred tax on fair value gain of investment properties	**38.4**	75.2
Effect of share of fair value gain of investment properties net of related deferred taxation of associates	**(260.3)**	(258.9)
Adjusted earnings for calculation of earnings per share	**1,510.3**	943.7
Adjusted earnings per share	**HK$0.50**	HK$0.33

11. Investment properties and property, plant and equipment

The Group's investment properties were fair-valued on 31 December 2006 by an independent firm of professional surveyors, Messrs. DTZ Debenham Tie Leung Limited, on an open market value basis. The resulting increase in fair value of investment properties of HK$219.3 million has been recognised in the consolidated income statement.

During the period, the Group had acquired investment properties, and property, plant and equipment at the aggregate amount of HK$120.9 million.

Notes to the Condensed Consolidated Financial Statements – unaudited

12. Other assets

	At 31 December 2006 HK$ million	At 30 June 2006 HK$ million
Held-to-maturity investments	11.5	11.5
Available-for-sale investments *(note a)*	353.2	284.5
Debtors, deposits and prepayments *(note b)*	115.7	116.7
	480.4	412.7

(a) Available-for-sale investments

Available-for-sale investments as at 31 December 2006 comprise:

	At 31 December 2006 HK$ million	At 30 June 2006 HK$ million
Equity securities:		
Listed in Hong Kong	323.7	255.1
Unlisted	29.5	29.4
	353.2	284.5
Market value of listed securities	323.7	255.1

As at the balance sheet date, all available-for-sale investments are stated at fair value, except for those unlisted equity investments of which the fair values cannot be measured reliably. Fair values of listed investments have been determined by reference to bid prices quoted in active markets.

The above unlisted investments represent investments in unlisted equity securities issued by private entities incorporated in the PRC. They are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair values cannot be measured reliably.

12. Other assets (cont'd)

(b) Debtors, deposits and prepayments

The Group maintains a defined credit policy. Consideration in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rent in respect of leased properties is payable in advance by tenants. In respect of retailing, most of the transactions are on a cash basis. Other trade debtors settle their accounts according to the payment terms as stated in the contracts. An aged analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The aged analysis of trade debtors (net of allowances for bad debts) of the Group is as follows:

	At 31 December 2006 HK$ million	At 30 June 2006 HK$ million
Under 1 month overdue	**40.4**	31.2
1 to 3 months overdue	**47.8**	35.3
More than 3 months overdue but less than 6 months overdue	**16.6**	17.0
Over 6 months overdue	**130.1**	89.5
Trade debtors	**234.9**	173.0
Deposits, prepayments and other receivables – current portion	**106.0**	107.4
	340.9	280.4
Deposits, prepayments and other receivables – non-current portion	**115.7**	116.7
	456.6	397.1

At 31 December 2006, included in deposits, prepayments and other receivables was an amount of HK$133.0 million (At 30 June 2006: HK$140.4 million) representing the discounted instalments receivable in future arising from the disposal of toll bridges during the year ended 30 June 2004, out of which, HK$17.3 million (At 30 June 2006: HK$23.7 million) was classified as current assets.

In addition, at 31 December 2006, included in debtors, deposits and prepayments is the current portion of prepaid lease payments of HK$1.3 million (At 30 June 2006: HK$1.3 million).

13. Amounts due from affiliates

	At 31 December 2006 HK$ million	At 30 June 2006 HK$ million
Amounts due from associates	**49.9**	46.1
Amounts due from investee companies	**5.5**	5.5
Amounts due from minority shareholders	**126.9**	90.8
	182.3	142.4

14. Creditors and accrued expenses

The aged analysis of trade creditors included in creditors and accrued expenses by due date is as follows:

	At 31 December 2006 HK$ million	At 30 June 2006 HK$ million
Due within 1 month or on demand	**42.9**	103.0
Due after 1 month but within 3 months	**37.6**	39.2
Due after 3 months but within 6 months	**8.4**	2.8
Due after 6 months	**8.0**	9.4
Trade creditors	**96.9**	154.4
Rental deposits and other payables	**152.5**	126.6
Total creditors and accrued expenses	**249.4**	281.0

15. Amounts due to affiliates

	At 31 December 2006 HK$ million	At 30 June 2006 HK$ million
Amounts due to associates	**–**	0.8
Amounts due to minority shareholders	**65.8**	65.1
	65.8	65.9

16. Share capital

	At 31 December 2006 HK$ million	At 30 June 2006 HK$ million
Authorised:		
5,000,000,000 (At 30 June 2006: 3,600,000,000) ordinary shares of HK$0.2 each	**1,000.0**	720.0
Issued and fully paid:		
3,047,327,395 (At 30 June 2006: 3,047,327,395) ordinary shares of HK$0.2 each	**609.5**	609.5

Pursuant to an ordinary resolution passed at the annual general meeting held on 12 December 2006, the authorised share capital of the Company was increased from HK$720 million to HK$1,000 million by the creation of 1,400,000,000 additional new ordinary shares of HK$0.20 each (with a total nominal value of HK$280 million) ranking in all respects pari passu with the existing shares.

17. Disposal group

During the year ended 30 June 2006, the Company decided to dispose of its entire indirect interest of 24.98% in Ningbo Nickwell Highway Development Company Limited, Ningbo Wise Link Highway Development Company Limited and Ningbo Rayter Highway Development Company Limited (collectively known as the "Ningbo Subsidiaries") to the minority shareholder of the Ningbo Subsidiaries. The Ningbo Subsidiaries were classified as a disposal group held for sale. On 29 March 2006, the Group entered into the agreement with the minority shareholder to dispose of its entire interest in the Ningbo Subsidiaries at a consideration of RMB70 million (approximately HK$70 million), and the transaction was pending final settlement from the minority shareholder for completion as at 31 December 2006. The Group remains committed to its plan to sell the Ningbo Subsidiaries and expects the transaction to be completed on or before 30 June 2007. The profit for the period of the disposal group is HK$5.8 million.

18. Pledged bank deposits/Bank balances and cash

Of the pledged bank deposits and bank balances and cash items, a total sum being the equivalent of HK$107.5 million (At 30 June 2006: HK$125.7 million) was kept in other regions of the PRC and is subject to exchange control regulations.

Notes to the Condensed Consolidated Financial Statements – unaudited

19. Capital commitments

	At 31 December 2006 HK$ million	At 30 June 2006 HK$ million
Contracted commitments for acquisition of property, plant and equipment and for property development and renovation expenditure	47.2	34.2

20. Related party transactions

During the period, the Group entered into the following significant transactions with fellow subsidiaries:

	For the six months ended 31 December	
	2006 HK$ million	2005 HK$ million
Building management fee paid	3.0	3.1
Interest expenses	1.1	0.3
Rental expenses	–	44.3
Maintenance fee	5.3	1.2

Compensation of key management personnel

Except for certain of the directors and key management personnel who received their remuneration from the Company's immediate holding company for their services provided to the Group headed by the immediate holding company of which the Company is a member, no remuneration was paid to other directors and key management personnel of the Company. No apportionment has been made as the directors are of the opinion that it is impracticable to apportion this amount between their services to the Company's immediate holding company and each of that company's subsidiaries.

Financial Review

REVIEW OF RESULTS

For the six months ended 31 December 2006, the Group's turnover amounted to HK$507.0 million, a decrease of HK$104.3 million or 17.1% from the same period of the previous year. The profit attributable to equity shareholders of the Company amounted to HK$1,951.5 million for the period under review, an increase of HK$149.5 million or 8.3% over the same period of the previous year. The underlying profit, excluding the unrealised surplus on revaluation of investment properties (net of deferred tax), was HK$1,510.3 million for the six months ended 31 December 2006, an increase of HK$566.6 million or 60.0%.

During the period under review, property leasing revenue decreased by HK$118.5 million or 38.1% to HK$192.7 million, accounting for 38.0% of the Group's turnover. The fall in revenue was mainly due to the termination of the subletting business as the costs of such business are subject to the adverse effect of rising rental. The profit contribution from this segment amounted to HK$134.2 million, as compared with HK$184.5 million for the same period of the previous year.

The revaluation surplus of the Group's investment properties (before deferred tax and minority interests) amounted to HK$219.3 million for the period under review, as compared with HK$674.6 million for the same period of the previous year.

Revenue from the investment in infrastructure projects in Mainland China that is mainly operated through the Group's subsidiary, China Investment Group Limited, amounted to HK$72.9 million, representing a decrease of HK$19.5 million or 21.1%. The decrease was mainly due to the fact that the repair work on a toll bridge in Hangzhou which had commenced since October 2005 was still ongoing by the period end. Accordingly, the profit contribution from this segment decreased by HK$8.5 million or 16.4% to HK$43.2 million.

Revenue from hotel operations increased by 10.2% to HK$51.8 million for the period under review, on the back of higher average occupancy and average room rates which benefited from an increase in inbound tourists. The profit contribution from this segment increased by 19.4% to HK$20.9 million.

Security guard services reported a turnover of HK$36.1 million, up by 4.9% as compared with the same period of the previous year. Profit contribution remained stable at HK$2.3 million.

The Group's share of profits less losses of associates net of taxation amounted to approximately HK$1,516.4 million, as compared with HK$1,094.6 million for the same period of the previous year. Excluding the unrealised surplus on revaluation of investment properties (net of deferred tax), the Group's share of the underlying profits less losses of associates amounted to HK$1,256.1 million, an increase of 50.3% as compared with HK$835.7 million for the previous interim period.

In particular, the Group's share of after tax profits from the three listed associates totalled approximately HK$1,462.1 million for the period under review as against HK$1,010.2 million for the corresponding period of the previous year. Excluding the unrealised surplus on revaluation of investment properties (net of deferred tax), the Group's share of the underlying profits of the three listed associates increased from HK$825.1 million to HK$1,242.2 million as a substantial share of profits arising from the sale of Grand Waterfront, a large-scale waterfront development project completed by the end of 2006, was accounted for in the period under review by The Hong Kong and China Gas Company Limited.

As a result of the share placement in April 2006, other income, which included interest income, was up by 103.2% to HK$122.3 million for the period under review. In contrast, due to the privatisation of Henderson Cyber Limited, an impairment loss of HK$161.8 million was recorded in the corresponding period of the previous year.

FINANCIAL RESOURCES AND LIQUIDITY

At 31 December 2006, the aggregate amount of the Group's bank borrowings was HK$80.5 million (30 June 2006: HK$113.9 million). With abundant committed banking facilities in place and continuous cash inflow generated from a solid base of recurrent income, the Group has adequate financial resources in meeting the funding requirement for its ongoing operations as well as future expansion.

During the period under review, apart from the disposal of the property interest to Sunlight REIT, the Group did not undertake any significant acquisition or disposal of assets outside its core business.

LOAN MATURITY PROFILE

The maturity profiles of the Group's bank borrowings were as follows:

	At 31 December 2006 HK$ million	At 30 June 2006 HK$ million
Bank loans and borrowings repayable:		
Within 1 year	**74.5**	87.8
After 1 year but within 2 years	**–**	20.6
After 2 years but within 5 years	**6.0**	5.5
Total bank borrowings	**80.5**	113.9
Deduct: Cash at bank and in hand	**5,043.8**	5,177.0
Total net bank deposits	**4,963.3**	5,063.1
Total equity attributable to equity shareholders of the Company	**29,254.9**	27,652.6
Gearing ratio (%)	**Nil**	Nil

Calculated on the basis of total net bank borrowings as a ratio of total equity attributable to equity shareholders of the Company at 31 December 2006, the Group's gearing ratio was nil (30 June 2006: nil) as it was in a net cash position.

	6 months ended 31 December 2006 HK$ million	6 months ended 31 December 2005 HK$ million
Profit from operations before changes in fair value of investment properties plus the Group's share of the underlying profits less losses of associates and jointly controlled entities (after excluding the unrealised surplus on revaluation of investment properties and related taxation)	**1,785.2**	1,067.6
Interest expense (before capitalization of interest)	**2.1**	6.1
Interest cover (number of times)	**850**	175

Interest cover is measured by reference to (a) the Group's profit from operations plus the Group's share of profits less losses of associates (after excluding the unrealised surplus on revaluation of investment properties and related taxation) and (b) the interest expenses before capitalization of interest. On this basis the Group's interest cover for the period under review was 850 times, compared to 175 times for the same period of the previous year.

INTEREST RATE EXPOSURE AND EXCHANGE RATE EXPOSURE

The Group's financing and treasury activities are centrally managed at the corporate level. Bank borrowings of the Group are principally of a floating rate in nature obtained from international banks in Hong Kong. While the Group's borrowings were denominated mainly in Hong Kong Dollars, a portion of such borrowings was in Renminbi to support the Group's business activities in Mainland China. Apart from its investments in China which are denominated in Renminbi and are not hedged, the Group had no other material open foreign exchange positions at the year end. The Group does not make use of any derivative instruments for speculative purposes.

Assets of the Group had not been charged to any third parties in the period under review except that security was provided in respect of a portion of project financing facilities that was extended by banks to a subsidiary of the Group engaged in infrastructural projects in Mainland China.

CAPITAL COMMITMENTS

At 31 December 2006, capital commitments of the Group amounted to HK$47.2 million (30 June 2006: HK$34.2 million).

CONTINGENT LIABILITIES

Contingent liabilities of the Group amounted to HK$2.4 million at 31 December 2006 (30 June 2006: HK$30.1 million). These mainly comprised the guarantees given by the Company to commercial banks to secure banking facilities granted to the group companies.

EMPLOYEES

At 31 December 2006, the Group had about 750 full-time employees. The remuneration of employees was in line with the market trend and commensurable with the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Total employee costs for the six months ended 31 December 2006 amounted to HK$65.6 million.

Other Information

REVOLVING CREDIT AGREEMENT WITH COVENANTS OF THE CONTROLLING SHAREHOLDERS

As disclosed in the Company's announcement dated 17th September, 2004, a wholly-owned subsidiary of Henderson Land Development Company Limited ("HL") and a wholly-owned subsidiary of the Company, as several borrowers, have obtained a HK$10,000,000,000 revolving credit facility that consists of a 5-year and a 7-year tranche in equal amounts (the "Facility") from a syndicate of banks under the respective several guarantees given by HL and the Company.

In connection with the Facility, it will be an event of default if HL ceases to own and control at least 51% of the issued equity share capital of the Company or if either the Company or HL ceases to be ultimately controlled by Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them or any trust in which Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them are beneficiaries. If any event of default occurs, the Facility may become due and payable on demand.

REVIEW OF INTERIM RESULTS

The unaudited interim results for the six months ended 31 December 2006 have been reviewed by the auditors of the Company, Messrs. Deloitte Touche Tohmatsu in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants, the report of which is included on page 33.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period under review, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

AUDIT COMMITTEE

The Audit Committee met in March 2007 and reviewed the systems of internal control and compliance and the interim report for the period ended 31 December 2006.

CODE ON CORPORATE GOVERNANCE PRACTICES

During the six months ended 31 December 2006, the Company has complied with the Code on Corporate Governance Practices (the "CGP Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that the roles of the chairman and the chief executive officer of the Company are not segregated under code provision A.2.1 of the CGP Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in the property business, shall continue in his dual capacity as the Chairman and Managing Director.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Having made specific enquiry, the Company confirmed that all Directors have complied with the required standard as set out in the Model Code.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 21 March 2007

As at the date of this report, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Disclosure of Interests

DIRECTORS' INTERESTS IN SHARES

As at 31 December 2006, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO or which were notified to the Company or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares (unless otherwise specified)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Investment Limited	Lee Shau Kee	1	34,779,936		2,076,089,007		2,110,868,943	69.27
	Lee Ka Kit	1				2,076,089,007	2,076,089,007	68.13
	Lee Ka Shing	1				2,076,089,007	2,076,089,007	68.13
	Li Ning	1		2,076,089,007			2,076,089,007	68.13
	Lee Tat Man	2	6,666				6,666	0.00
	Lee King Yue	3	1,001,739				1,001,739	0.03
Henderson Land Development Company Limited	Lee Shau Kee	4			1,122,938,300		1,122,938,300	57.81
	Lee Ka Kit	4				1,122,938,300	1,122,938,300	57.81
	Lee Ka Shing	4				1,122,938,300	1,122,938,300	57.81
	Li Ning	4		1,122,938,300			1,122,938,300	57.81
	Lee Tat Man	5	143,000				143,000	0.01
	Lee King Yue	6	42,900		19,800		62,700	0.00
	Lau Chi Keung	7	2,200				2,200	0.00
	Woo Ka Biu, Jackson	8		2,000			2,000	0.00

Ordinary Shares (unless otherwise specified) (cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
The Hong Kong and China Gas Company Limited	Lee Shau Kee	9	3,226,174		2,203,861,776		2,207,087,950	40.07
	Lee Ka Kit	9				2,203,861,776	2,203,861,776	40.01
	Lee Ka Shing	9				2,203,861,776	2,203,861,776	40.01
	Li Ning	9		2,203,861,776			2,203,861,776	40.01
Hong Kong Ferry (Holdings) Company Limited	Lee Shau Kee	10	7,799,220		111,732,090		119,531,310	33.55
	Lee Ka Kit	10				111,732,090	111,732,090	31.36
	Lee Ka Shing	10				111,732,090	111,732,090	31.36
	Li Ning	10		111,732,090			111,732,090	31.36
	Lam Ko Yin, Colin	11	150,000				150,000	0.04
	Leung Hay Man	12	2,250				2,250	0.00
Miramar Hotel and Investment Company, Limited	Lee Shau Kee	13			255,188,250		255,188,250	44.21
	Lee Ka Kit	13				255,188,250	255,188,250	44.21
	Lee Ka Shing	13				255,188,250	255,188,250	44.21
	Li Ning	13		255,188,250			255,188,250	44.21
	Woo Po Shing	14	2,705,000		2,455,000		5,160,000	0.89
Panva Gas Holdings Limited	Lee Shau Kee	15			772,911,729		772,911,729	80.65
	Lee Ka Kit	15				772,911,729	772,911,729	80.65
	Lee Ka Shing	15				772,911,729	772,911,729	80.65
	Li Ning	15		772,911,729			772,911,729	80.65

Ordinary Shares (unless otherwise specified) (cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Development Limited	Lee Shau Kee	16			8,190 (Ordinary A Shares)		8,190 (Ordinary A Shares)	100.00
	Lee Shau Kee	17			3,510 (Non-voting B Shares)		3,510 (Non-voting B Shares)	100.00
	Lee Shau Kee	18	35,000,000 (Non-voting Deferred Shares)		15,000,000 (Non-voting Deferred Shares)		50,000,000 (Non-voting Deferred Shares)	100.00
	Lee Ka Kit	16				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Kit	17				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Kit	18				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Lee Ka Shing	16				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Shing	17				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Shing	18				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Li Ning	16		8,190 (Ordinary A Shares)			8,190 (Ordinary A Shares)	100.00
	Li Ning	17		3,510 (Non-voting B Shares)			3,510 (Non-voting B Shares)	100.00
	Li Ning	18		15,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares)	30.00

Ordinary Shares (unless otherwise specified) (cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
China Investment Group Limited	Woo Ka Biu, Jackson	19			16,000		16,000	5.33
Drinkwater Investment Limited	Leung Hay Man	20			5,000		5,000	4.49
	Woo Po Shing	21			3,250		3,250	2.92
Henfield Properties Limited	Lee Ka Kit	22			4,000	6,000	10,000	100.00
Heyield Estate Limited	Lee Shau Kee	23			100		100	100.00
	Lee Ka Kit	23				100	100	100.00
	Lee Ka Shing	23				100	100	100.00
	Li Ning	23		100			100	100.00
Pettystar Investment Limited	Lee Shau Kee	24			3,240		3,240	80.00
	Lee Ka Kit	24				3,240	3,240	80.00
	Lee Ka Shing	24				3,240	3,240	80.00
	Li Ning	24		3,240			3,240	80.00
Shellson International Limited	Lee Ka Kit	25			25	75	100	100.00

Save as disclosed above, none of the Directors or the Chief Executive of the Company or their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or its associated corporations as defined in the SFO.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

At no time during the six months ended 31 December 2006 was the Company or any of its holding companies, subsidiary companies or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS' AND OTHERS' INTERESTS

As at 31 December 2006, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long Positions

	No. of shares in which interested	% Interest
Substantial Shareholders:		
Rimmer (Cayman) Limited (Note 1)	2,076,089,007	68.13
Riddick (Cayman) Limited (Note 1)	2,076,089,007	68.13
Hopkins (Cayman) Limited (Note 1)	2,076,089,007	68.13
Henderson Development Limited (Note 1)	2,070,473,859	67.94
Henderson Land Development Company Limited (Note 1)	2,070,473,859	67.94
Kingslee S.A. (Note 1)	2,070,473,859	67.94
Banshing Investment Limited (Note 1)	802,854,200	26.35
Markshing Investment Limited (Note 1)	602,398,418	19.77
Covite Investment Limited (Note 1)	363,328,900	11.92
Person other than Substantial Shareholders:		
Gainwise Investment Limited (Note 1)	217,250,000	7.13

Notes:

1. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 34,779,936 shares, and the remaining 2,076,089,007 shares, (i) 802,854,200 shares, 602,398,418 shares, 363,328,900 shares, 217,250,000 shares and 84,642,341 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which was 100% held by Henderson Land Development Company Limited ("HL") which in turn was 57.80% held by Henderson Development Limited ("HD"); and (ii) 5,615,148 shares were owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of HD and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these shares by virtue of the Securities and Futures Ordinance ("SFO"). As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

2. Mr. Lee Tat Man was the beneficial owner of these shares.

3. Mr. Lee King Yue was the beneficial owner of these shares.

4. Of these shares, (i) 570,743,800 shares were owned by HD; (ii) 7,962,100 shares were owned by Sandra Investment Limited which was a wholly-owned subsidiary of HD; (iii) 145,090,000 shares were owned by Cameron Enterprise Inc.; 222,045,300 shares were owned by Believegood Limited which was wholly-owned by South Base Limited; 61,302,000 shares were owned by Prosglass Investment Limited which was wholly-owned by Jayasia Investments Limited; 55,000,000 shares were owned by Fancy Eye Limited which was wholly-owned by Mei Yu Ltd.; 55,000,000 shares were owned by Spreadral Limited which was wholly-owned by World Crest Ltd.; and Cameron Enterprise Inc., South Base Limited, Jayasia Investments Limited, Mei Yu Ltd. and World Crest Ltd. were wholly-owned subsidiaries of Yamina Investment Limited which in turn was 100% held by HD; (iv) 5,602,600 shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of The Hong Kong and China Gas Company Limited ("China Gas") which was 38.47% held by Henderson Investment Limited ("HI"). HI was 67.94% held by HL which in turn was 57.80% held by HD; and (v) 192,500 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in China Gas, HD and Fu Sang as set out in Notes 1 and 9 and HL by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

5. Mr. Lee Tat Man was the beneficial owner of these shares.

6. Of these shares, Mr. Lee King Yue was the beneficial owner of 42,900 shares, and the remaining 19,800 shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.

7. Mr. Lau Chi Keung was the beneficial owner of these shares.

8. These shares were owned by the wife of Mr. Woo Ka Biu, Jackson.

9. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 3,226,174 shares, and for the remaining 2,203,861,776 shares, (i) 1,159,024,597 shares and 484,225,002 shares were respectively owned by Disralei Investment Limited and Medley Investment Limited, both of which were wholly-owned subsidiaries of Timpani Investments Limited which was 100% held by HI; (ii) 476,165,946 shares were owned by Macrostar Investment Limited, a wholly-owned subsidiary of HI; (iii) 3,966,472 shares were owned by Boldwin Enterprises Limited, a wholly-owned subsidiary of Yamina Investment Limited which was 100% held by HD; and (iv) 80,479,759 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HI, HD and Fu Sang as set out in Note 1 and China Gas by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

10. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 7,799,220 shares, and for the remaining 111,732,090 shares, (i) 23,400,000 shares each were respectively owned by Graf Investment Limited, Mount Sherpa Limited and Paillard Investment Limited, all of which were wholly-owned subsidiaries of Pataca Enterprises Limited which in turn was 100% held by HI; and (ii) 41,532,090 shares were held by Wiselin Investment Limited, a wholly-owned subsidiary of Max-mercan Investment Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 1 and Hong Kong Ferry (Holdings) Company Limited by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

11. Mr. Lam Ko Yin, Colin was the beneficial owner of these shares.

12. Mr. Leung Hay Man was the beneficial owner of these shares.

13. Of these shares, 100,612,750 shares, 79,121,500 shares and 75,454,000 shares were respectively owned by Higgins Holdings Limited, Multiglade Holdings Limited and Threadwell Limited, all of which were wholly-owned subsidiaries of Aynbury Investments Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 1 and Miramar Hotel and Investment Company, Limited ("Miramar") by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

14. Of these shares, Sir Po-shing Woo was the beneficial owner of 2,705,000 shares, and the remaining 2,455,000 shares were held by Fong Fun Company Limited which was 50% owned by Sir Po-shing Woo.

15. Hong Kong & China Gas (China) Limited, a wholly-owned subsidiary of China Gas, was deemed to have acquired 772,911,729 shares in Panva Gas Holdings Limited ("Panva") pursuant to a conditional agreement entered into with Panva on 4 December 2006. Dr. Lee Shau Kee was taken to be interested in China Gas as set out in Note 9 and Panva by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

16. These shares were held by Hopkins as trustee of the Unit Trust.

17. These shares were held by Hopkins as trustee of the Unit Trust.

18. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 35,000,000 shares, and Fu Sang owned the remaining 15,000,000 shares.

19. These shares were held by Pearl Assets Limited which was 60% owned by Mr. Woo Ka Biu, Jackson.

20. These shares were held by Gilbert Investment Inc. which was wholly-owned by Mr. Leung Hay Man.

21. These shares were held by Coningham Investment Inc. which was owned by Fong Fun Investment Inc. of which 50% was owned by Sir Po-shing Woo and 50% by his wife.

22. Of these shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by Henderson China Holdings Limited ("HC"), an indirect wholly-owned subsidiary of HL.

23. Of these shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of HL; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of HD; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited. Triton (Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Dr. Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries of the discretionary trusts holding units in such unit trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Mr. Li Ning was taken to be interested in such shares by virtue of the SFO.

24. Of these shares, (i) 3,038 shares were owned by HL; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.

25. Of these shares, (i) 25 shares were owned by Shine King International Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 75 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

Deloitte.
德勤

INDEPENDENT REVIEW REPORT
TO THE BOARD OF DIRECTORS OF HENDERSON INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)

INTRODUCTION

We have been instructed by the Company to review the interim financial report set out on pages 5 to 21.

DIRECTORS' RESPONSIBILITIES

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 31 December 2006.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
21 March 2007

恒基兆業發展有限公司

中期業績及股息

董事局宣佈本集團截至二零零六年十二月三十一日止六個月內，股東應佔未經審核除稅後之綜合盈利為港幣十九億五千一百五十萬元，較上年度同期增加港幣一億四千九百五十萬元或8.3%，每股盈利為港幣六角四仙。

若撇除（扣減遞延稅項後之）投資物業重估之盈餘，期內基本盈利為港幣十五億一千零三十萬元，較上年度同期港幣九億四千三百七十萬元，增加港幣五億六千六百六十萬元或60.0%。以此基本盈利計算，每股盈利為港幣五角。

董事局宣佈派發中期股息每股港幣一角三仙予二零零七年四月二十五日登記在公司股東名冊內之股東。

截止過戶日期

本公司將於二零零七年四月二十三日（星期一）至二零零七年四月二十五日（星期三）（首尾兩天包括在內），暫停辦理股票登記及過戶手續。為確保享有中期股息之權利，所有股份過戶文件連同有關股票，最遲須於二零零七年四月二十日（星期五）下午四時前，送達香港灣仔皇后大道東28號金鐘匯中心26樓本公司之股份登記及過戶處標準証券登記有限公司辦理過戶手續。股息單將於二零零七年四月二十六日（星期四）寄送各股東。

管理層討論及分析

業務回顧

收租物業

集團之收租物業組合涵蓋寫字樓、商場、豪宅及工業大廈，自佔樓面面積約二百一十萬平方呎。主要出租物業之平均出租率仍維持在94%之高水平。為擴大商場規模並繼續成為區內之購物熱點，屯門時代廣場將透過改建屯門戲院，令商場樓面面積增加約二萬平方呎，有關工程可望於二零零八年年初完成。

酒店

隨著多個新增旅遊景點如昂平360等相繼落成，及在去年十二月成功舉辦國際電訊聯盟會議，訪港旅客人數於去年下半年持續增加。雖然本港酒店房間供應量增多令競爭加劇，香港麗東酒店及九龍麗東酒店之平均房租仍能上升超逾8%而平均入住率更高達86%，令期內酒店營業額提高10.2%。

基建項目

集團持有64%權益之中國投資集團有限公司，於內地合資經營收費橋樑及公路。由於杭州錢江三橋自二零零五年十月進行之維修工程尚未完成，期內盈利因而減少。

聯營公司

香港中華煤氣有限公司截至二零零六年十二月三十一日止財政年度，股東應佔稅後溢利為港幣五十八億六千二百六十萬元，其中燃氣業務及出租物業稅後溢利佔港幣三十二億二千四百四十萬元，較上年度增加港幣一億六千二百六十萬元；售樓及投資物業重估所帶來之稅後溢利為港幣二十六億三千八百二十萬元。

香港中華煤氣於本年度取得多個城市管道燃氣項目，分佈於陝西省西安市，浙江省杭州市余杭區，安徽省銅陵市，江蘇省金壇市及遼寧省營口市。於去年十二月四日，香港中華煤氣與百江燃氣控股有限公司(「百江燃氣」)及其大股東威華達控股有限公司(「威華達」)聯合公佈，百江燃氣將向香港中華煤氣購入內地十家管道燃氣公司之股權和股東貸款，並向香港中華煤氣發行約7.73億股新股。該項交易已於今年三月一日正式完成，香港中華煤氣現持有百江燃氣約43.97%權益，成為其最大股東。香港中華煤氣及百江燃氣在內地合共擁有60個城市管道燃氣項目。此外，百江燃氣亦在內地15個城市擁有液化石油氣業務。

此外，香港中華煤氣於二零零六年亦成功進入能源上游行業，取得位於山西省首個液化煤層氣合資項目，以及落實陝西省延安市天然氣液化合資項目。此等上游項目可為下游之城市管道燃氣項目提供額外氣源。包括百江燃氣在內，香港中華煤氣至今於內地13個省及北京部份地區取得合共70個項目，業務範圍覆蓋天然氣上、中、下游及自來水供應與污水處理等。

本港煤氣銷售量則保持平穩。截至去年年底客戶數目為1,622,648戶，較上年度增加25,375戶。為引進廣東液化天然氣接收站之天然氣，香港中華煤氣已鋪設一對長34公里，直徑450毫米之海底管道，連接深圳秤頭角及本港大埔煤氣廠，另於秤頭角及大埔興建控制及計量站。該管道、控制及計量站、以及大埔天然氣接收站已正式啟用，而香港中華煤氣自二零零六年十月即以天然氣配合石腦油作為雙原料生產煤氣，並透過既有之燃料費調整機制為客戶節約煤氣費用。至於其全資附屬公司易高環保能源有限公司於新界東北堆填區之沼氣處理廠，亦於去年年底完成所有安裝工程並進行運作調試，而全長19公里連接大埔煤氣廠之管道鋪設工程亦已完成，預計今年年中可正式使用經處理之沼氣，以取代部份石腦油作為生產煤氣之燃料。

於物業發展方面，座落於原馬頭角南廠之翔龍灣於去年八月推售，市場反應熱烈，連同嘉亨灣及京士柏山繼續推售尚餘住宅單位，本年度共錄得售樓溢利約港幣十七億七千九百四十萬元。至於位於翔龍灣基座，樓面面積約十五萬平方呎之商場亦於同期落成，並繼國際金融中心後成為香港中華煤氣另一重大收租物業。

展望未來，引入天然氣後令煤氣在本地能源市場更具價格競爭力，而隨著百江燃氣於自本年三月初起成為香港中華煤氣之聯營公司後，香港中華煤氣之城市管道燃氣項目有所增加，預期內地業務之發展將更為蓬勃。

香港小輪(集團)有限公司截至二零零六年十二月三十一日止之財政年度，除稅後綜合溢利為港幣一億二千一百七十萬元，較二零零五年之除稅後綜合溢利港幣二億四千三百二十萬元，減少50%。溢利減少主要由於就中環渡輪碼頭訴訟之索償作出撥備港幣一億元所致。

香港小輪年內售出約二百二十個「港灣豪庭」住宅單位，總值約為港幣二億六千五百萬元，共帶來約港幣一億三千六百萬元之溢利。至於位於塘尾道之「新港豪庭」住宅單位亦於去年十二月開售，並錄得港幣一千八百萬元溢利。物業投資方面，港灣豪庭廣場租金收入達港幣二千四百三十萬元，按已簽訂之租約計算，該商場於去年年底之出租率約98%。而「新港豪庭」亦有五成舖位經已租出。

大角咀道222號商住物業項目建築進度良好，於二零零八年年底落成時將提供32萬平方呎總樓面面積。油塘草園街6號項目可建住宅樓面面積約14萬平方呎及非住宅樓面面積約25,000平方呎。該發展項目亦建築進展良好，可望於二零零九年年初完成。

由於競爭激烈，加上燃油價格大幅上升，渡輪、船廠及相關業務共錄得港幣七百二十萬元之經營虧損。年內，就中環碼頭重建計劃訴訟所致之費用為港幣二千七百五十萬元。至於旅遊及酒店業務之營業額較去年微升，但由於經營成本上升，此業務錄得港幣二百三十萬元之虧損。

預期出售住宅單位仍為香港小輪來年之主要收入來源，而租金收入亦將有穩定增長。

美麗華酒店企業有限公司截至二零零六年九月三十日止六個月之未經審核股東應佔溢利為港幣三億八千九百五十萬元，較上年度同期增加19%。美麗華酒店平均房價較上年度同期有兩成升幅，平均入住率維持於九成。酒店餐飲業務及酒店管理方面皆表現理想。美麗華商場及美麗華酒店商場完成租戶組合重整及更新形象，期內續約及新簽租約之平均租金較舊租約上升近三成半，美麗華商場之平均出租率約九成。而美麗華大廈寫字樓租金亦同樣上升超過八成，而出租率則接近九成。為直達地鐵站及吸引更多人流，美麗華聯同東英大廈原址之發展商，與地鐵公司簽訂協議，共同籌建行人通道連接尖沙咀地鐵站至美麗華商場、美麗華酒店及鄰近大廈。位於美國加州彼沙郡之土地，期內因美國地產市道轉趨淡靜而未有成交。至於包括國金軒及亮明居在內之整體餐飲業績則有穩定增長。旅遊業績方面，因創新團種及行程令外遊報團人數上升，而商務旅遊部亦取得更多業務，公司另獲得歐洲郵輪公司OCEANIA香港區代理權。

展望

中國經濟繼續高速增長，並於其第十一個五年(二零零六年至二零一零年)發展規劃中，明確支持香港保持其世界著名金融、貿易及航運中心之地位，為香港締造龐大商機。

預期更多海外及內地公司將會進駐本港，進一步刺激對寫字樓之需求，而整體經濟持續增長將有助提高消費意欲，令零售市道向好而商場租金得以調升，均為集團帶來更理想之租金收入。此外，區內商務旅客往來日趨頻繁，而內地經濟蓬勃亦令來港觀光之遊客人數保持增長，惠及集團之酒店業務。

隨著國內人均收入提高，擁有私家車日趨普及，令收費公路及橋樑之車流增加，亦令集團之基建業務受惠。

集團之租金收入及上市聯營公司均能為集團提供穩定之經常性收益，如無不可預見之因素，集團本年度將有令人滿意之業績。

簡明中期財務報表

綜合收益表(未經審核)

	附註	截至十二月三十一日止六個月 二零零六年 港幣百萬元	二零零五年 港幣百萬元
營業額	三	**507.0**	611.3
直接成本		**(262.0)**	(250.1)
毛利		**245.0**	361.2
其他收入		**122.3**	60.2
增加附屬公司部份權益產生之商譽減值	四	**–**	(161.8)
出售集團之本期溢利	十七	**5.8**	–
分銷費用		**(12.0)**	(28.9)
行政費用		**(46.2)**	(87.0)
未計入投資物業之公允價值收益的經營溢利		**314.9**	143.7
投資物業之公允價值收益	十一	**219.3**	674.6
已計入投資物業之公允價值收益的經營溢利		**534.2**	818.3
財務費用	五	**(2.1)**	(6.1)
應佔聯營公司業績		**1,516.4**	1,094.6
除稅項前溢利		**2,048.5**	1,906.8
稅項	六	**(66.6)**	(97.8)
本期溢利	七	**1,981.9**	1,809.0
應佔：			
本公司股東		**1,951.5**	1,802.0
少數股東權益		**30.4**	7.0
本期溢利		**1,981.9**	1,809.0
股息	九	**457.1**	422.6
每股盈利	十(甲)	**港幣0.64元**	港幣0.64元
經調整後每股盈利	十(乙)	**港幣0.50元**	港幣0.33元

簡明中期財務報表

綜合資產負債表

	附註	於二零零六年十二月三十一日（未經審核）港幣百萬元	於二零零六年六月三十日（已經審核）港幣百萬元
非流動資產			
投資物業	十一	**6,369.8**	6,058.0
物業、廠房及設備	十一	**658.1**	637.7
預付租賃款項		**62.6**	63.3
收費高速公路經營權		**177.8**	171.1
聯營公司權益		**17,441.0**	16,243.0
其他資產	十二	**480.4**	412.7
遞延稅項資產		**3.2**	3.2
		25,192.9	23,589.0
流動資產			
存貨		**239.7**	309.5
應收賬項、按金及預付費用	十二(乙)	**340.9**	280.4
關連公司欠款	十三	**182.3**	142.4
已抵押銀行存款		**20.2**	20.2
銀行結存及現金		**5,023.6**	5,156.8
		5,806.7	5,909.3
分類為持作出售之資產	十七	**404.9**	378.6
		6,211.6	6,287.9
流動負債			
應付賬項及應付費用	十四	**249.4**	281.0
欠關連公司款	十五	**65.8**	65.9
稅項		**50.5**	81.6
借款		**72.1**	57.5
銀行透支		**2.4**	30.3
		440.2	516.3
分類為持作出售之資產之相關負債	十七	**254.8**	240.3
		695.0	756.6
流動資產淨額		**5,516.6**	5,531.3
		30,709.5	29,120.3

簡明中期財務報表

綜合資產負債表(續)

	附註	於二零零六年十二月三十一日(未經審核)港幣百萬元	於二零零六年六月三十日(已經審核)港幣百萬元
股本及儲備			
股本	十六	**609.5**	609.5
儲備		**28,645.4**	27,043.1
本公司股權持有人應佔權益		**29,254.9**	27,652.6
少數股東權益		**673.0**	627.5
總權益		**29,927.9**	28,280.1
非流動負債			
借款		**6.0**	26.1
遞延税項負債		**728.1**	693.9
同母系附屬公司借款		**47.5**	120.2
		781.6	840.2
		30,709.5	29,120.3

簡明中期財務報表

綜合權益變動表(未經審核)

	本公司股權持有人應佔權益										
	股本 港幣百萬元	物業重估儲備 港幣百萬元	資本儲備 港幣百萬元	投資重估儲備 港幣百萬元	匯兌儲備 港幣百萬元	股份溢價 港幣百萬元	股息儲備 港幣百萬元	保留溢利 港幣百萬元	合計 港幣百萬元	少數股東權益 港幣百萬元	合計 港幣百萬元
二零零五年七月一日結存	563.5	–	12.9	–	–	6,158.6	422.6	14,477.8	21,635.4	744.8	22,380.2
可供出售之投資盈利於權益內已確認	–	–	–	9.8	–	–	–	–	9.8	–	9.8
本期溢利	–	–	–	–	–	–	–	1,802.0	1,802.0	7.0	1,809.0
本期已確認總收入	–	–	–	9.8	–	–	–	1,802.0	1,811.8	7.0	1,818.8
增加附屬公司部份權益款	–	–	–	–	–	–	–	–	–	(90.7)	(90.7)
已派末期股息	–	–	–	–	–	–	(422.6)	–	(422.6)	–	(422.6)
擬派中期股息	–	–	–	–	–	–	366.3	(366.3)	–	–	–
已派少數股東股息	–	–	–	–	–	–	–	–	–	(7.8)	(7.8)
二零零五年十二月三十一日結存	563.5	–	12.9	9.8	–	6,158.6	366.3	15,913.5	23,024.6	653.3	23,677.9
可供出售之投資盈利	–	–	–	43.9	–	–	–	–	43.9	–	43.9
重估升值已扣除遞延稅項	–	12.0	–	–	–	–	–	–	12.0	3.2	15.2
於權益內已確認之總收入	–	12.0	–	43.9	–	–	–	–	55.9	3.2	59.1
本期溢利	–	–	–	–	–	–	–	1,865.2	1,865.2	20.9	1,886.1
本期已確認總收入	–	12.0	–	43.9	–	–	–	1,865.2	1,921.1	24.1	1,945.2
發行股份	46.0	–	–	–	–	3,070.5	–	–	3,116.5	–	3,116.5
發行股份交易之成本費用	–	–	–	–	–	(13.4)	–	–	(13.4)	–	(13.4)
已派中期股息	–	–	–	–	–	–	(366.3)	(29.9)	(396.2)	–	(396.2)
已派少數股東股息	–	–	–	–	–	–	–	–	–	(49.9)	(49.9)
擬派末期股息	–	–	–	–	–	–	457.1	(457.1)	–	–	–
二零零六年六月三十日結存	609.5	12.0	12.9	53.7	–	9,215.7	457.1	17,291.7	27,652.6	627.5	28,280.1
二零零六年七月一日結存	609.5	12.0	12.9	53.7	–	9,215.7	457.1	17,291.7	27,652.6	627.5	28,280.1
可供出售之投資盈利	–	–	–	68.7	–	–	–	–	68.7	–	68.7
境外公司賬項之匯兌差額	–	–	–	–	39.2	–	–	–	39.2	30.6	69.8
於權益內已確認之總收入	–	–	–	68.7	39.2	–	–	–	107.9	30.6	138.5
本期溢利	–	–	–	–	–	–	–	1,951.5	1,951.5	30.4	1,981.9
本期已確認總收入	–	–	–	68.7	39.2	–	–	1,951.5	2,059.4	61.0	2,120.4
已派末期股息	–	–	–	–	–	–	(457.1)	–	(457.1)	–	(457.1)
擬派中期股息	–	–	–	–	–	–	396.1	(396.1)	–	–	–
已派少數股東股息	–	–	–	–	–	–	–	–	–	(15.5)	(15.5)
二零零六年十二月三十一日結存	609.5	12.0	12.9	122.4	39.2	9,215.7	396.1	18,847.1	29,254.9	673.0	29,927.9

簡明中期財務報表

簡明綜合現金流量表(未經審核)

	截至十二月三十一日止六個月 二零零六年 港幣百萬元	二零零五年 港幣百萬元
營運業務產生之現金淨額	134.9	210.2
投資活動產生之現金淨額		
股息收入	335.6	325.9
利息收入	113.3	54.6
購入附屬公司部份權益款	–	(252.5)
購買投資物業、及物業、廠房及設備	(120.9)	(18.4)
其他投資現金流量	(16.7)	(1.1)
	311.3	108.5
融資所用之現金淨額		
派發股息予股東	(456.6)	(422.4)
償還同母系附屬公司借款	(72.7)	(215.0)
其他融資現金流量	(28.6)	(16.1)
	(557.9)	(653.5)
現金及現金等值之減少	(111.7)	(334.8)
現金及現金等值於期初結存	5,127.0	2,746.2
外幣兌換率改變之影響	7.2	–
現金及現金等值於期末結存	5,022.5	2,411.4
現金及現金等值結餘分析		
銀行結存及現金	5,023.6	2,450.9
屬於出售集團之銀行結存及現金	1.3	–
銀行透支	(2.4)	(39.5)
	5,022.5	2,411.4

簡明中期財務報表附註（未經審核）

一 編製基準

本簡明綜合財務報表乃根據香港聯合交易所有限公司證券上市規則附錄十六之適用披露規定以及香港會計師公會（「香港會計師公會」）頒佈之香港會計準則第三十四號「中期財務報告」而編製。

二 主要會計政策

除了若干物業及財務工具按適用情況以重估價值或公允價值計量外，本簡明綜合財務報表是按歷史成本為基礎編製的。

本簡明綜合財務報表所採納之會計政策，與本集團編製截至二零零六年六月三十日止年度財務報表所使用者相同，惟以下之說明除外。

於本期內，本集團首次採納香港會計師公會頒佈多項新訂或經修訂之準則、修訂及詮釋(於本文統稱「新香港財務報告準則」)，該等準則由二零零五年十二月一日，二零零六年一月一日，二零零六年三月一日，二零零六年五月一日或二零零六年六月一日或之後開始之會計期間生效。應用新香港財務報告準則對本期或過往會計期間業績之編製及呈列方式並無構成重大影響，因此無需作出前期調整。

於財務報告核定當日，本集團並無提早應用下列已頒佈但尚未生效之新準則、修訂及詮釋。本集團預計該等已頒佈之準則、修訂及詮釋對本集團之財務報告並無重大影響。

香港會計準則第一號（經修訂）	資本披露[1]
香港財務報告準則第七號	財務工具：披露[1]
香港（國際財務報告解釋委員會）－詮釋第十號	中期財務報告及減值[2]
香港（國際財務報告解釋委員會）－詮釋第十一號	香港財務報告準則第二號：集團及國庫證券交易[3]

1 於二零零七年一月一日或之後開始之年度期間生效。
2 於二零零六年十一月一日或之後開始之年度期間生效。
3 於二零零七年三月一日或之後開始之年度期間生效。

簡明中期財務報表附註(未經審核)

三　**分部資料**

業務分部：

本集團用以劃分作首要分部呈報之業務如下：

物業租賃	：	物業租金
酒店經營	：	酒店經營及管理
基建項目	：	基建項目投資
保安服務	：	提供保安服務
其他	：	控股投資、銷售物業、清潔服務、百貨業務經營及管理、零售業務及提供資訊科技服務

各業務之分部資料如下：

截至二零零六年十二月三十一日止六個月

	物業租賃 港幣百萬元	酒店經營 港幣百萬元	基建項目 港幣百萬元	保安服務 港幣百萬元	其他 港幣百萬元	對銷 港幣百萬元	綜合 港幣百萬元
收入及業績							
營業額	192.7	51.8	72.9	36.1	153.5	–	507.0
其他收入	0.4	0.1	0.4	–	5.6	–	6.5
對外收入	193.1	51.9	73.3	36.1	159.1	–	513.5
分部間收入	0.1	–	–	–	2.2	(2.3)	–
總收入	193.2	51.9	73.3	36.1	161.3	(2.3)	513.5

分部間之收入的價格是由管理層參考市場價格釐定。

	物業租賃	酒店經營	基建項目	保安服務	其他	對銷	綜合
分部業績	134.2	20.9	43.2	2.3	3.7	–	204.3
利息收入							114.8
上市投資證券股息							1.0
出售集團之本期溢利	–	–	5.8	–	–	–	5.8
投資物業之公允價值收益	219.3	–	–	–	–	–	219.3
未能分項之費用							(11.0)
財務費用							(2.1)
應佔聯營公司業績							1,516.4
除税項前溢利							2,048.5
税項							(66.6)
本期溢利							1,981.9

簡明中期財務報表附註(未經審核)

三 分部資料(續)

業務分部(續)

截至二零零五年十二月三十一日止六個月

	物業租賃 港幣百萬元	酒店經營 港幣百萬元	基建項目 港幣百萬元	保安服務 港幣百萬元	其他 港幣百萬元	對銷 港幣百萬元	綜合 港幣百萬元
收入及業績							
營業額	311.2	47.0	92.4	34.4	126.3	–	611.3
其他收入	2.0	–	0.6	–	2.2	–	4.8
對外收入	313.2	47.0	93.0	34.4	128.5	–	616.1
分部間收入	21.3	–	–	0.1	3.0	(24.4)	–
總收入	334.5	47.0	93.0	34.5	131.5	(24.4)	616.1

分部間之收入的價格是由管理層參考市場價格釐定。

分部業績	184.5	17.5	51.7	2.3	(155.2)	–	100.8
利息收入							54.4
上市投資證券股息							1.0
投資物業之公允價值收益	674.6	–	–	–	–	–	674.6
未能分項之費用							(12.5)
財務費用							(6.1)
應佔聯營公司業績							1,094.6
除稅項前溢利							1,906.8
稅項							(97.8)
本期溢利							1,809.0

簡明中期財務報表附註(未經審核)

三 分部資料(續)

地區分部

本集團之銷售物業、物業租賃、酒店經營、百貨業務、控股投資、清潔服務、保安服務及資訊科技服務皆於香港運作。基建項目投資位於中華人民共和國(「中國」)其他地區運作。

本集團營業額按地區分佈，當中包括銷售貨品及提供服務分析如下：

	截至二零零六年十二月三十一日止六個月 香港 港幣百萬元	中國 港幣百萬元	綜合 港幣百萬元
營業額	**434.1**	**72.9**	**507.0**
其他收入	**6.1**	**0.4**	**6.5**
對外收入	**440.2**	**73.3**	**513.5**

	截至二零零五年十二月三十一日止六個月 香港 港幣百萬元	中國 港幣百萬元	綜合 港幣百萬元
營業額	518.9	92.4	611.3
其他收入	4.2	0.6	4.8
對外收入	523.1	93.0	616.1

四 增加附屬公司部份權益產生之商譽減值

於二零零五年十二月三十一日止六個月，經評估本公司之附屬公司恒基數碼科技有限公司(「恒基數碼」)之業務展望後，本公司之直接控股公司恒基兆業地產有限公司、本公司之聯營公司香港中華煤氣有限公司(「香港中華煤氣」)、恒基數碼及本公司於二零零五年八月聯合公佈香港中華煤氣及本公司私有化恒基數碼，包括以每股計劃股份港幣0.42元取消及註銷恒基數碼之計劃股份。該私有化於二零零五年十二月八日已正式生效。因應現金流量預測及私有化恒基數碼預期之協同效應，本公司董事考慮從回購恒基數碼額外權益所註銷恒基數碼之計劃股份產生之商譽為港幣161,800,000元已作減值。

簡明中期財務報表附註(未經審核)

五 財務費用

	截至十二月三十一日止六個月	
	二零零六年	二零零五年
	港幣百萬元	港幣百萬元
由下列借貸產生的利息：		
須於五年內全數償還的銀行貸款及透支	**1.0**	5.8
須於五年內全數償還的其他借款	**1.1**	0.3
	2.1	6.1

六 稅項

	截至十二月三十一日止六個月	
	二零零六年	二零零五年
	港幣百萬元	港幣百萬元
稅項包括：		
現時稅項		
香港	**23.3**	30.7
中國其他地區	**7.6**	8.6
	30.9	39.3
前年度準備少計(多計)－香港	**1.5**	(17.5)
遞延稅項		
本期	**34.2**	88.8
前年度準備多計	**–**	(12.8)
	34.2	76.0
	66.6	97.8

香港利得稅乃按期內估計應課稅溢利之17.5%計算。

香港以外稅項乃按適用稅率就有關境外司法管轄區計算。本集團於中國經營之若干附屬公司，具享有若干免稅期及稅務優惠，並於期內獲豁免中國企業所得稅。

簡明中期財務報表附註(未經審核)

七　本期溢利

	截至十二月三十一日止六個月	
	二零零六年	二零零五年
	港幣百萬元	港幣百萬元
本期溢利已扣除下列項目：		
收費高速公路經營權攤銷 （包括在行政費用內）	**5.1**	17.3
折舊	**17.3**	26.5
	22.4	43.8
確認為開支之存貨成本	**31.0**	64.4
確認為開支之物業成本	**18.3**	2.4
釋放預付租賃款項	**0.7**	0.8
員工成本	**65.6**	100.3
應佔聯營公司之稅項 （包括在應佔聯營公司業績內）	**269.6**	142.2
物業、廠房及設備撇除	**17.4**	–

八　出售附屬公司盈利

於二零零六年十二月三十一日止六個月，本集團以現金代價港幣38,800,000元出售一間附屬公司全部權益予陽光房地產投資信託基金，產生港幣4,700,000元出售盈利已包括在其他收入內。

九　股息

	截至十二月三十一日止六個月	
	二零零六年	二零零五年
	港幣百萬元	港幣百萬元
已派二零零六年末期股息每股港幣一角五仙 （二零零五年：每股港幣一角五仙）	**457.1**	422.6

董事局建議派發截至二零零六年十二月三十一日止六個月中期股息每股港幣一角三仙。

簡明中期財務報表附註(未經審核)

十　每股盈利

(甲) 列報每股盈利：

應佔本公司股權持有人每股盈利乃按本期溢利港幣1,951,500,000元(截至二零零五年十二月三十一日止六個月：港幣1,802,000,000元)，並按期內已發行普通股之加權平均數3,047,327,395股(二零零五年十二月三十一日：2,817,327,395股)計算。截至二零零六年十二月三十一日及二零零五年十二月三十一日止六個月內並無攤薄每股盈利，因無潛在攤薄股份存在。

(乙) 經調整後每股盈利：

每股盈利(不包括扣除遞延稅項後的投資物業公允價值之淨收益)乃根據以下調整本公司股東應佔溢利：

	截至十二月三十一日止六個月	
	二零零六年 港幣百萬元	二零零五年 港幣百萬元
本公司股東應佔溢利	**1,951.5**	1,802.0
投資物業公允價值收益之影響	**(219.3)**	(674.6)
投資物業公允價值收益所產生之遞延稅項之影響	**38.4**	75.2
應佔聯營公司之投資物業公允價值收益(扣除遞延稅項)之影響	**(260.3)**	(258.9)
用以計算每股盈利之經調整後盈利	**1,510.3**	943.7
經調整後每股盈利	**港幣0.50元**	港幣0.33元

十一　投資物業及物業、廠房及設備

本集團所有投資物業均於二零零六年十二月三十一日由獨立專業估價師戴德梁行有限公司按公開市場價值作出公允價值重估。其結果增加投資物業之公允價值為港幣219,300,000元已直接在綜合收益表內確認。

本期內，本集團已購買之投資物業、物業、廠房及設備為港幣120,900,000元。

簡明中期財務報表附註(未經審核)

十二 其他資產

	於二零零六年十二月三十一日 港幣百萬元	於二零零六年六月三十日 港幣百萬元
持有至到期投資	**11.5**	11.5
可供出售之投資*(附註甲)*	**353.2**	284.5
應收賬項、按金及預付費用*(附註乙)*	**115.7**	116.7
	480.4	412.7

(甲) 可供出售之投資

於二零零六年十二月三十一日可供出售之投資包括：

	於二零零六年十二月三十一日 港幣百萬元	於二零零六年六月三十日 港幣百萬元
股份：		
上市－香港	**323.7**	255.1
非上市	**29.5**	29.4
	353.2	284.5
上市股份市值	**323.7**	255.1

於結算日，可供出售之投資均以公允價值呈列，按可供參考之活躍市場需求價釐定市價，除了非上市權益證券不能可靠地計算公允價值。

上述非上市投資乃代表投資於私人實體成立於中國發行非上市權益證券。非上市權益證券以成本值扣除減值計算於每個結算日，因合理公允價值估計範圍廣泛，本公司董事認為該等公允價值不能可靠地計算。

簡明中期財務報表附註(未經審核)

十二 其他資產(續)

(乙) 應收賬項、按金及預付費用

本集團設有特定之信貸政策。買家是按照買賣合約的條文而繳交售出物業的作價。出租物業的每月租金是由租戶預先繳納的。零售方面，大部份交易是以現金結算。而其他貿易應收賬是按個別合約繳款條文而繳付其賬項的。應收貿易賬項之賬齡分析乃按時編製及審慎控制有關之信貸風險至最低水平。

貿易應收賬項(扣除壞賬準備)之賬齡分析如下：

	於二零零六年十二月三十一日 港幣百萬元	於二零零六年六月三十日 港幣百萬元
一個月內到期	**40.4**	31.2
一至三個月內	**47.8**	35.3
三至六個月內	**16.6**	17.0
超過六個月	**130.1**	89.5
貿易應收賬款	**234.9**	173.0
按金、預付費用及其他應收賬款－流動部份	**106.0**	107.4
	340.9	280.4
按金、預付費用及其他應收賬款－非流動部份	**115.7**	116.7
	456.6	397.1

於二零零六年十二月三十一日，按金、預付費用及其他應收賬款已包括於二零零四年六月三十日出售橋樑於將來出現之應收分期折扣款為港幣133,000,000元(於二零零六年六月三十日：港幣140,400,000元)。其中港幣17,300,000元(於二零零六年六月三十日：港幣23,700,000元)分類為流動資產。

除此之外，於二零零六年十二月三十一日，預付租賃款項為港幣1,300,000元已包括在按金、預付費用及其他應收賬款流動部份內(於二零零六年六月三十日：港幣1,300,000元)。

簡明中期財務報表附註(未經審核)

十三 關連公司欠款

	於二零零六年十二月三十一日 港幣百萬元	於二零零六年六月三十日 港幣百萬元
聯營公司欠款	**49.9**	46.1
投資公司欠款	**5.5**	5.5
少數股東欠款	**126.9**	90.8
	182.3	142.4

十四 應付賬項及應付費用

本集團之貿易及其他應付賬項內之應付貿易賬項之賬齡分析，以到期日分析如下：

	於二零零六年十二月三十一日 港幣百萬元	於二零零六年六月三十日 港幣百萬元
欠款一個月內或按要求還款	**42.9**	103.0
欠款一個月後但三個月內	**37.6**	39.2
欠款三個月後但六個月內	**8.4**	2.8
超過六個月	**8.0**	9.4
貿易應付賬款	**96.9**	154.4
租按及其他應付賬款	**152.5**	126.6
總應付賬項及應付費用	**249.4**	281.0

十五 欠關連公司款

	於二零零六年十二月三十一日 港幣百萬元	於二零零六年六月三十日 港幣百萬元
欠聯營公司款	**–**	0.8
欠少數股東款	**65.8**	65.1
	65.8	65.9

簡明中期財務報表附註(未經審核)

十六 股本

	於二零零六年十二月三十一日 港幣百萬元	於二零零六年六月三十日 港幣百萬元
法定股本：		
5,000,000,000(於二零零六年六月三十日：3,600,000,000)普通股，每股面值港幣二角	**1,000.0**	720.0
發行及繳足股本：		
3,047,327,395(於二零零六年六月三十日：3,047,327,395)普通股，每股面值港幣二角	**609.5**	609.5

於二零零六年十二月十二日舉行之股東週年大會上，通過普通決議案批准本公司透過增加1,400,000,000股每股面值港幣二角之額外普通股股份(面值為港幣280,000,000元)與已發行之現有股份享有同等地位，以使本公司之法定股本由港幣720,000,000元增加至港幣1,000,000,000元。

十七 出售集團

於二零零六年六月三十日年度內，本公司決定出售寧波盈輝公路發展有限公司、寧波智領公路發展有限公司和寧波唯達公路發展有限公司全部24.98%非直接權益(「寧波附屬公司」)予寧波附屬公司之少數股東。寧波附屬公司被分類為持作出售集團。於二零零六年三月二十九日，本集團與寧波附屬公司之少數股東訂立出售全部權益協議，代價為人民幣70,000,000元(約為港幣70,000,000元)及於二零零六年十二月三十一日這項交易等待少數股東付清最後結算才能完成。本集團維持承諾計劃出售寧波附屬公司及期望於二零零七年六月三十日或以前完成交易。出售集團之本期溢利為港幣5,800,000元。

十八 已抵押銀行存款／銀行結存及現金

於中國其他地區受外匯條例管制之已抵押銀行存款、銀行結存及現金項目總數為港幣107,500,000元(於二零零六年六月三十日：港幣125,700,000元)。

簡明中期財務報表附註(未經審核)

十九 資本承擔

	於二零零六年十二月三十一日 港幣百萬元	於二零零六年六月三十日 港幣百萬元
已簽約之物業、廠房及設備收購、物業發展及裝修費用承擔	**47.2**	34.2

二十 關連人士的交易

本集團於本期內與同母系附屬公司達成以下之重大交易：

	截至十二月三十一日止六個月	
	二零零六年 港幣百萬元	二零零五年 港幣百萬元
大廈管理費	**3.0**	3.1
利息支出	**1.1**	0.3
租金支出	**–**	44.3
維修費	**5.3**	1.2

主要管理層成員之酬金

除若干董事及主要管理層於本公司為其成員之直接控股公司收取於本集團之服務酬金，本公司其他董事及主要管理層並沒有收取任何酬金。由於各董事之意見，將酬金按其服務分配各附屬公司之方法並不可行，故酬金未可予配各附屬公司。

財務回顧

業績檢討

截至二零零六年十二月三十一日止之六個月內，集團之營業額為港幣五億零七百萬元，較上年度同期減少港幣一億零四百三十萬元或17.1%。期內集團之股東應佔盈利為港幣十九億五千一百五十萬元，較上年度同期增加港幣一億四千九百五十萬元或8.3%。若撇除（扣減遞延稅項後之）投資物業重估之盈餘，期內基本盈利為港幣十五億一千零三十萬元，較上年度同期增加港幣五億六千六百六十萬元或60.0%。

期內租金總收入較上年度同期減少港幣一億一千八百五十萬元或38.1%，至港幣一億九千二百七十萬元，佔集團營業總額約38.0%。收入下降主要由於集團結束正受租金成本上升影響之分租業務。截至二零零六年十二月三十一日止之六個月內，此業務盈利貢獻達港幣一億三千四百二十萬元，上年度同期則為港幣一億八千四百五十萬元。

投資物業於期內重估之盈餘（並未扣減遞延稅項及小數股東權益）為港幣二億一千九百三十萬元，相對上年度同期則為港幣六億七千四百六十萬元。

集團主要透過旗下一間附屬公司「中國投資集團有限公司」於國內經營基建項目，期內收入為港幣七千二百九十萬元，較上年度同期減少達港幣一千九百五十萬元或21.1%。收入倒退主要由於杭州之收費橋樑自二零零五年十月進行維修，至去年年底工程尚未完成所致，而該業務之盈利貢獻亦隨之減少港幣八百五十萬元或16.4%，至港幣四千三百二十萬元。

受惠於訪港旅客人數增加，酒店之平均入住率及房租均告上揚，故此期內酒店業務營業額增加10.2%至港幣五千一百八十萬元。而該業務之盈利貢獻亦較上年度同期增加19.4%至港幣二千零九十萬元。

保安服務方面，營業額較上年度同期輕微增長 4.9% 至港幣三千六百一十萬元，而盈利貢獻則保持穩定為港幣二百三十萬元。

集團應佔聯營公司之除稅後溢利減虧損約為港幣十五億一千六百四十萬元，相對上年度同期則為港幣十億九千四百六十萬元。若撇除（扣減遞延稅項後之）投資物業重估之盈餘，集團應佔聯營公司之基本盈利減虧損約為港幣十二億五千六百一十萬元，與上年度同期為港幣八億三千五百七十萬元比較，增加近50.3%。

其中，集團於期內應佔三間上市聯營公司之除稅後盈利合共為港幣十四億六千二百一十萬元，相對上年度同期則為港幣十億一千零二十萬元。若撇除（扣減遞延稅項後之）投資物業重估之盈餘，集團應佔此三間上市聯營公司之基本盈利由港幣八億二千五百一十萬元增加至港幣十二億四千二百二十萬元，當中主要由於香港中華煤氣有限公司推出大型臨海發展項目「翔龍灣」，並於去年年底落成，以致其售樓收益得於期內入賬。

期內因二零零六年四月配股集資，以致包括利息在內之其他收入較上年度同期增加103.2%至港幣一億二千二百三十萬元，相對上年度同期則因私有化恒基數碼科技有限公司而錄得港幣一億六千一百八十萬元商譽減值。

財政資源及資金流通性

於二零零六年十二月三十一日，集團之銀行借貸總額約為港幣八千零五十萬元(二零零六年六月三十日：港幣一億一千三百九十萬元)。集團現有充裕之銀行承諾信貸額度之餘，穩定之經常性收入基礎亦帶來持續現金流入，令集團具備充裕之財務資源應付日常運作及未來業務擴展之資金需求。

除上述出售一項物業權益予陽光房地產投資信託基金外，集團於期內並無在核心業務以外進行大型收購或出售資產。

貸款到期組合

本集團之銀行借貸之償還期如下：

	於二零零六年十二月三十一日 港幣百萬元	於二零零六年六月三十日 港幣百萬元
銀行借貸之償還期：		
一年內	74.5	87.8
一年後及兩年內	—	20.6
兩年後及五年內	6.0	5.5
銀行借貸總額	80.5	113.9
減：銀行存款及現金	5,043.8	5,177.0
銀行淨存款總額	4,963.3	5,063.1
股東應佔權益	29,254.9	27,652.6
借貸比率	零	零

於二零零六年十二月三十一日，以銀行淨借貸總額相對股東應佔權益計算，集團之借貸比率為零(二零零六年六月三十日：零)，原因為集團擁有淨存款。

	截至二零零六年十二月三十一日止六個月內 港幣百萬元	截至二零零五年十二月三十一日止六個月內 港幣百萬元
未計入投資物業公允價值變動之經營溢利加上集團應佔聯營公司及共同控制公司之基本溢利減虧損(不包括投資物業重估之盈餘及相關稅項)	1,785.2	1,067.6
撥作資本性支出前之利息支出	2.1	6.1
利息償付比率(倍數)	850	175

利息償付比率是按(甲)集團未計入投資物業公允價值變動之經營溢利加上集團應佔聯營公司及共同控制公司之基本溢利減虧損(不包括投資物業重估之盈餘及相關稅項)相對(乙)撥作資本性支出前之利息支出之比率計算。集團於期內之利息償付比率為850倍，相對上年度同期則為175倍。

利率風險及外匯風險

本集團之融資及庫務事務乃由中央管理層執管。本集團之銀行借貸主要由在本港之國際性銀行提供，並屬浮息性質。集團之融資安排以港幣為主，但亦有部分人民幣借款以配合集團於國內業務發展所需。除以人民幣在國內投資及無作出對沖外，集團於半年結日並無任何其他重大外匯風險。集團亦無利用任何衍生工具作投機活動。

除了一間在中國經營基建業務之集團附屬公司所安排之部份項目融資需向銀行作出抵押外，集團在期內並無將資產抵押予第三者。

資本性承擔

於二零零六年十二月三十一日，集團之資本性承擔額為港幣四千七百二十萬元(二零零六年六月三十日：港幣三千四百二十萬元)。

或然負債

於二零零六年十二月三十一日，本集團之或然負債約為港幣二百四十萬元(二零零六年六月三十日：港幣三千零一十萬元)。此等或然負債主要為本公司向商業銀行就旗下公司之銀行貸款提供擔保。

僱員

本集團於二零零六年十二月三十一日約有750名全職聘用之僱員。僱員之薪酬福利，與市場及同業之水平相若。年終集團按員工之個別表現，發放酌情花紅。員工福利包括醫療保險、退休計劃、培訓計劃及教育資助等。

截至二零零六年十二月三十一日止六個月內，僱員總成本為港幣六千五百六十萬元。

其他資料

循環貸款協議載有關於控股股東須履行的條件

本公司已於二零零四年九月十七日公佈披露，恒基兆業地產有限公司(「恒地」)一間全資附屬公司及本公司之一間全資附屬公司，作為個別借款人，向一組銀行取得一項港幣一百億元五年及七年期各半之循環信貸額(「該貸款」)，而該貸款分別由恒地及本公司作出個別擔保。

就該貸款而言，若恒地不再持有及控制最少本公司已發行股本51%，或若恒地或本公司不再由李兆基博士及／或其家族成員及／或彼等當中任何一方控制之公司，或李兆基博士及／或其家族成員及／或彼等當中任何一方之公司身為受益人之任何信託最終控制，則視為失責事件。若發生任何失責事件，則該貸款可能即時到期及須於收到通知時償還。

中期業績之審閱

截至二零零六年十二月三十一日止六個月之未經審核中期業績已由本公司之核數師德勤•關黃陳方會計師行按照香港會計師公會頒佈之《核數準則》第700號–「中期財務報告的審閱」進行審閱，而其審閱報告載列於第三十三頁。

購買、出售或贖回本公司之上市證券

本公司或任何本公司之附屬公司於期內並無購買、出售或贖回本公司之上市證券。

審核委員會

審核委員會於本年三月舉行會議，審閱內部監控系統及截至二零零六年十二月三十一日止之中期業績報告。

企業管治常規守則

截至二零零六年十二月三十一日止六個月內，除本公司並無根據企業管治常規守則第A.2.1條就本公司主席及行政總裁之角色作出區分外，本公司已遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14所載之企業管治常規守則。本公司認為李兆基博士具有豐富之地產經驗，最宜繼續出任本公司主席及董事總經理之職位，此乃符合本公司之最佳利益。

董事進行證券交易之守則

本公司已採納上市規則標準守則為其本公司董事進行證券交易之守則(「該守則」)。本公司在提出具體徵詢之後，確認所有董事均已完全遵守該守則列示所要求的標準。

承董事局命
公司秘書
廖祥源　謹啟

香港，二零零七年三月二十一日

於本報告日期，本公司董事局成員包括：(1)執行董事：李兆基(主席)、李家傑、林高演、李家誠、李達民、孫國林、李鏡禹、劉壬泉、李寧、郭炳濠、劉智強、黃浩明及薛伯榮；(2)非執行董事：胡寶星、阮北耀、梁希文及胡家驃(胡寶星之替代董事)；以及(3)獨立非執行董事：鄺志強、高秉強及胡經昌。

披露權益資料

董事於股份之權益

於二零零六年十二月三十一日，根據證券及期貨條例第352條須予設置之名冊所載，或根據上市公司董事進行證券交易的標準守則向本公司及香港聯合交易所有限公司作出之申報，公司各董事於本公司及聯繫公司（定義見證券及期貨條例第XV部）的股份、相關股份及債券中擁有的權益及淡倉如下：

普通股（除文義另有所指外）

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基兆業發展有限公司	李兆基	1	34,779,936		2,076,089,007		2,110,868,943	69.27
	李家傑	1				2,076,089,007	2,076,089,007	68.13
	李家誠	1				2,076,089,007	2,076,089,007	68.13
	李　寧	1		2,076,089,007			2,076,089,007	68.13
	李達民	2	6,666				6,666	0.00
	李鏡禹	3	1,001,739				1,001,739	0.03
恒基兆業地產有限公司	李兆基	4			1,122,938,300		1,122,938,300	57.81
	李家傑	4				1,122,938,300	1,122,938,300	57.81
	李家誠	4				1,122,938,300	1,122,938,300	57.81
	李　寧	4		1,122,938,300			1,122,938,300	57.81
	李達民	5	143,000				143,000	0.01
	李鏡禹	6	42,900		19,800		62,700	0.00
	劉智強	7	2,200				2,200	0.00
	胡家驃	8		2,000			2,000	0.00

普通股（除文義另有所指外）（續）

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
香港中華煤氣有限公司	李兆基	9	3,226,174		2,203,861,776		2,207,087,950	40.07
	李家傑	9				2,203,861,776	2,203,861,776	40.01
	李家誠	9				2,203,861,776	2,203,861,776	40.01
	李　寧	9		2,203,861,776			2,203,861,776	40.01
香港小輪（集團）有限公司	李兆基	10	7,799,220		111,732,090		119,531,310	33.55
	李家傑	10				111,732,090	111,732,090	31.36
	李家誠	10				111,732,090	111,732,090	31.36
	李　寧	10		111,732,090			111,732,090	31.36
	林高演	11	150,000				150,000	0.04
	梁希文	12	2,250				2,250	0.00
美麗華酒店企業有限公司	李兆基	13			255,188,250		255,188,250	44.21
	李家傑	13				255,188,250	255,188,250	44.21
	李家誠	13				255,188,250	255,188,250	44.21
	李　寧	13		255,188,250			255,188,250	44.21
	胡寶星	14	2,705,000		2,455,000		5,160,000	0.89
百江燃氣控股有限公司	李兆基	15			772,911,729		772,911,729	80.65
	李家傑	15				772,911,729	772,911,729	80.65
	李家誠	15				772,911,729	772,911,729	80.65
	李　寧	15		772,911,729			772,911,729	80.65

普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基兆業有限公司	李兆基	16			8,190 (普通股A股)		8,190 (普通股A股)	100.00
	李兆基	17			3,510 (無投票權B股)		3,510 (無投票權B股)	100.00
	李兆基	18	35,000,000 (無投票權遞延股份)		15,000,000 (無投票權遞延股份)		50,000,000 (無投票權遞延股份)	100.00
	李家傑	16				8,190 (普通股A股)	8,190 (普通股A股)	100.00
	李家傑	17				3,510 (無投票權B股)	3,510 (無投票權B股)	100.00
	李家傑	18				15,000,000 (無投票權遞延股份)	15,000,000 (無投票權遞延股份)	30.00
	李家誠	16				8,190 (普通股A股)	8,190 (普通股A股)	100.00
	李家誠	17				3,510 (無投票權B股)	3,510 (無投票權B股)	100.00
	李家誠	18				15,000,000 (無投票權遞延股份)	15,000,000 (無投票權遞延股份)	30.00
	李　寧	16		8,190 (普通股A股)			8,190 (普通股A股)	100.00
	李　寧	17		3,510 (無投票權B股)			3,510 (無投票權B股)	100.00
	李　寧	18		15,000,000 (無投票權遞延股份)			15,000,000 (無投票權遞延股份)	30.00

普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
中國投資集團有限公司	胡家驃	19			16,000		16,000	5.33
精威置業有限公司	梁希文	20			5,000		5,000	4.49
	胡寶星	21			3,250		3,250	2.92
興輝置業有限公司	李家傑	22			4,000	6,000	10,000	100.00
喜田地產有限公司	李兆基	23			100		100	100.00
	李家傑	23				100	100	100.00
	李家誠	23				100	100	100.00
	李　寧	23		100			100	100.00
Pettystar Investment Limited	李兆基	24			3,240		3,240	80.00
	李家傑	24				3,240	3,240	80.00
	李家誠	24				3,240	3,240	80.00
	李　寧	24		3,240			3,240	80.00
兆誠國際有限公司	李家傑	25			25	75	100	100.00

除上述披露外，本公司之董事或行政總裁或其聯繫人並無於本公司或其聯繫公司(定義見證券及期貨條例)的股份、相關股份及債券中擁有權益或淡倉。

購買股份或債券之安排

本公司或本公司之任何控股公司、附屬公司或同系附屬公司於二零零六年十二月三十一日止六個月內並無參與任何其他安排，使本公司董事可藉收購本公司或任何其他公司組織之股份或債券而得益。

主要股東及其他人士權益

於二零零六年十二月三十一日，根據證券及期貨條例第336條須予設置之名冊所載，除本公司董事外之其他人士於本公司股份及相關股份擁有的權益或淡倉如下：

好倉

	權益總數	百份比權益
主要股東：		
Rimmer (Cayman) Limited (附註1)	2,076,089,007	68.13
Riddick (Cayman) Limited (附註1)	2,076,089,007	68.13
Hopkins (Cayman) Limited (附註1)	2,076,089,007	68.13
恒基兆業有限公司(附註1)	2,070,473,859	67.94
恒基兆業地產有限公司(附註1)	2,070,473,859	67.94
Kingslee S.A. (附註1)	2,070,473,859	67.94
賓勝置業有限公司(附註1)	802,854,200	26.35
敏勝置業有限公司(附註1)	602,398,418	19.77
踞威置業有限公司(附註1)	363,328,900	11.92
主要股東以外之人士：		
Gainwise Investment Limited (附註1)	217,250,000	7.13

附註：

1. 該等股份中，李兆基博士實益擁有34,779,936股，而其餘之2,076,089,007股股份中，(i) 恒基兆業地產有限公司(「恒地」)全資擁有之Kingslee S.A.之全資附屬賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司、Gainwise Investment Limited及登銘置業有限公司分別擁有802,854,200股、602,398,418股、363,328,900股、217,250,000股及84,642,341股，而恒基兆業有限公司(「恒兆」)持有恒地57.80%；及 (ii) 5,615,148股由富生有限公司(「富生」)擁有。Hopkins (Cayman) Limited (「Hopkins」)作為一單位信託(「單位信託」)之受託人，擁有恒兆及富生之全部已發行普通股股份。Rimmer (Cayman) Limited (「Rimmer」)及Riddick (Cayman) Limited (「Riddick」)分別作為全權信託之受託人，持有單位信託之單位。李兆基博士擁有Hopkins、Rimmer及Riddick之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份的權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

2. 該等股份由李達民先生實益擁有。

3. 該等股份由李鏡禹先生實益擁有。

4. 該等股份中，(i) 570,743,800股由恒兆擁有；(ii) 7,962,100股由恒兆之全資附屬先樂置業有限公司擁有；(iii) 145,090,000股由Cameron Enterprise Inc. 擁有；222,045,300股由South Base Limited全資擁有之Believegood Limited擁有；61,302,000股由Jayasia Investments Limited全資擁有之Prosglass Investment Limited擁有；55,000,000股由Mei Yu Ltd.全資擁有之Fancy Eye Limited擁有；55,000,000股由World Crest Ltd.全資擁有之Spreadral Limited擁有；及Cameron Enterprise Inc.、South Base Limited、Jayasia Investments Limited、Mei Yu Ltd.及World Crest Ltd.均為Yamina Investment Limited之全資附屬公司，而Yamina Investment Limited為恒兆全資擁有；(iv) 5,602,600股由香港中華煤氣有限公司(「煤氣」)之全資附屬 Superfun Enterprises Limited擁有，恒基兆業發展有限公司(「恒發」)持有煤氣 38.47%，恒地持有恒發67.94%，而恒兆則持有恒地57.80%；及 (v) 192,500股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有煤氣、恒兆及富生(列載於附註1及9)及恒地的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

5. 該等股份由李達民先生實益擁有。

6. 該等股份中，李鏡禹先生實益擁有42,900股，而其餘之 19,800股由李鏡禹先生及其妻子各擁有50% 之銀禧建業有限公司擁有。

7. 該等股份由劉智強先生實益擁有。

8. 該等股份由胡家驃先生之妻子擁有。

9. 該等股份中，李兆基博士實益擁有3,226,174股，而其餘之2,203,861,776股股份中，(i) 恒發全資擁有之 Timpani Investments Limited之全資附屬迪斯利置業有限公司及Medley Investment Limited分別擁有1,159,024,597 股及484,225,002股；(ii) 476,165,946股由恒發之全資附屬Macrostar Investment Limited擁有；(iii) 3,966,472 股由恒兆全資擁有之 Yamina Investment Limited之全資附屬Boldwin Enterprises Limited擁有；及 (iv) 80,479,759股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有恒發、恒兆及富生(列載於附註1)及煤氣的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

10. 該等股份中，李兆基博士實益擁有7,799,220股，而其餘之111,732,090股股份中，(i) 恒發全資擁有之Pataca Enterprises Limited之全資附屬Graf Investment Limited、Mount Sherpa Limited及Paillard Investment Limited各擁有23,400,000股；及 (ii) 41,532,090股由恒發全資擁有之Max-mercan Investment Limited 之全資附屬 Wiselin Investment Limited擁有。根據證券及期貨條例，李兆基博士被視為擁有恒發(列載於附註1)及香港小輪(集團)有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

11. 該等股份由林高演先生實益擁有。

12. 該等股份由梁希文先生實益擁有。

13. 該等股份中，恒發全資擁有之Aynbury Investments Limited之全資附屬Higgins Holdings Limited、Multiglade Holdings Limited及Threadwell Limited分別擁有100,612,750股、79,121,500股及75,454,000股。根據證券及期貨條例，李兆基博士被視為擁有恒發(列載於附註1)及美麗華酒店企業有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

14. 該等股份中，胡寶星爵士實益擁有2,705,000股，而其餘之2,455,000股由胡寶星爵士擁有50% 之芳芬有限公司擁有。

15. 煤氣之全資附屬Hong Kong & China Gas (China) Limited 根據於二零零六年十二月四日與百江燃氣控股有限公司(「百江」)簽訂之有條件協議，被視為購入772,911,729股之百江股份。根據證券及期貨條例，李兆基博士被視為擁有煤氣(列載於附註9)及百江的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

16. Hopkins 作為單位信託之受託人持有該等股份。

17. Hopkins 作為單位信託之受託人持有該等股份。

18. 該等股份中，李兆基博士實益擁有35,000,000股，而富生擁有其餘之15,000,000股。

19. 該等股份由胡家驃先生擁有60%之 Pearl Assets Limited 擁有。

20. 該等股份由梁希文先生全資擁有之 Gilbert Investment Inc. 擁有。

21. 該等股份由胡寶星爵士及其妻子各擁有50% 之 Fong Fun Investment Inc. 之全資附屬 Coningham Investment Inc. 擁有。

22. 該等股份中，(i) 4,000股由李家傑先生全資擁有之Applecross Limited擁有；及 (ii) 6,000股由恒地間接全資擁有公司恒基中國集團有限公司(「恒中」)全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

23. 該等股份中，(i) 80股由恒地全資附屬達榮發展有限公司擁有；(ii) 10股由恒兆全資附屬恒基財務有限公司擁有；及 (iii) Jetwin International Limited之全資附屬 Perfect Bright Properties Inc. 及 Furnline Limited 各自擁有 5股。Triton (Cayman) Limited 作為一單位信託之受託人，擁有Jetwin International Limited之全部已發行股份。Triumph (Cayman) Limited及Victory (Cayman) Limited分別為全權信託之受託人，持有該單位信託之單位。李兆基博士擁有 Triton (Cayman) Limited、Triumph (Cayman) Limited 及 Victory (Cayman) Limited 之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份。李家傑先生及李家誠先生為於該單位信託持有單位之全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為於該單位信託持有單位之全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

24. 該等股份中，(i) 3,038股由恒地擁有；及 (ii) 202股由Jetwin International Limited全資擁有之Perfect Bright Properties Inc.及Furnline Limited各持50% 之福佳投資有限公司擁有。

25. 該等股份中，(i) 25股由李家傑先生全資擁有之崇基國際有限公司擁有；及 (ii) 75股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

Deloitte.
德勤

獨立審閱報告
致恒基兆業發展有限公司董事會
(於香港註冊成立之有限公司)

引言

本核數師行(「本行」)受　貴公司委託審閱載於第五頁至第二十一頁之中期財務報告。

董事職責

香港聯合交易所有限公司證券上市規則規定中期財務報告須根據香港會計師公會頒佈之香港會計準則第三十四號「中期財務報告」及相關規定編撰。中期財務報告由董事承擔全部責任，並已獲董事批准通過。

本行之責任是根據本行之審閱工作，對中期財務報告作出獨立結論，並按照雙方所協定之應聘書條款僅向整體董事會報告，除此以外別無其他用途。本行不會就本報告之內容向任何其他人士負上或承擔任何責任。

已進行之審閱工作

本行已根據香港會計師公會頒佈之核數準則第700號「審閱中期財務報告」進行審閱工作。審閱工作主要包括諮詢管理層及分析中期財務報告，從而評估會計政策與呈報方式有否貫徹採用(另有披露者除外)。審閱工作並不包括監控測試、核證資產、負債及交易等審核程序。由於審閱範圍遠較審核範圍為小，故此其保證程度亦較審核為低。因此，本行並無就中期財務報告發表審核意見。

審閱結論

根據此項不構成審核之審閱工作，本行並沒有察覺截至二零零六年十二月三十一日止六個月之中期財務報告需要作出任何重大修訂。

德勤•關黃陳方會計師行
執業會計師
香港
二零零七年三月二十一日

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

END